Filed by Gaylord Entertainment Company
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: ResortQuest International, Inc.
Commission File No.: 001-14115

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 4, 2003 (the “Merger Agreement”), among Gaylord Entertainment Company (“Gaylord”), GET Merger Sub, Inc. and ResortQuest International, Inc (“ResortQuest”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Gaylord on August 5, 2003, and is incorporated by reference into this filing.

Additional Information About This Information

This communication is not a solicitation of a proxy from any security holder of Gaylord or ResortQuest. Gaylord and ResortQuest intend to file a registration statement on Form S-4 with the SEC in connection with the merger. The Form S-4 will contain a prospectus, a proxy statement and other documents for the stockholders’ meetings of Gaylord and ResortQuest at which time the proposed transaction will be considered. Gaylord and ResortQuest plan to mail the proxy statement and prospectus contained in the Form S-4 to their respective stockholders. The Form S-4, proxy statement and prospectus will contain important information about Gaylord, ResortQuest, the merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the merger will be available when filed free of charge at the SEC’s web site, www.sec.gov. In addition, all documents filed with the SEC by Gaylord in connection with the merger will be made available to investors free of charge by writing to: Gaylord Entertainment Company, One Gaylord Drive, Nashville, Tennessee 37214, Attn: Investor Relations. All documents filed with the SEC by ResortQuest in connection with the merger will be made available to investors free of charge by writing to: ResortQuest International, Inc., Suite 203, 8955 Highway 98 West, Destin, Florida 32550, Attn: Investor Relations.

Gaylord, ResortQuest, their respective directors and executive officers may be deemed participants in the solicitation of proxies from Gaylord’s stockholders and ResortQuest’s stockholders. Information concerning Gaylord’s directors and certain executive officers and their direct and indirect interests in Gaylord is contained in its proxy statement for its 2003 annual meeting of stockholders. Information concerning ResortQuest’s directors and certain executive officers and their direct and indirect interests in ResortQuest is contained in its proxy statement for its 2003 annual meeting of stockholders. Additional information regarding the interests of these participants in the merger will be available in the proxy statement regarding the merger. Investors can obtain free copies of these documents from the SEC’s website, Gaylord and ResortQuest using the contact information above.

The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Presentation to analysts and investors on August 5, 2003.

•	Script of analyst conference call, which was webcast on August 5, 2003, with certain members of management of Gaylord and ResortQuest discussing the business combination.

•	Press Release of Gaylord and ResortQuest dated August 5, 2003.

•	Press Release of ResortQuest dated August 5, 2003.

•	E-mail sent August 5, 2003 to employees of Gaylord regarding announcement of business combination.

•	Transcript of voicemail announcement, on August 5, 2003, sent to employees of Gaylord.

•	Presentation, on August 5, 2003, to Gaylord Leadership Team.

•	Presentation, on August 5, 2003, to management of ResortQuest.

•	Letter, dated August 5, 2003, to employees of ResortQuest regarding announcement of business combination.

•	Letter, dated August 5, 2003, to ResortQuest homeowners.

•	Letter, dated August 5, 2003, to ResortQuest travel partners.

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Presentation to analysts and investors

August 5, 2003
Gaylord Entertainment Company Acquisition of ResortQuest International, Inc. Investor / Analyst Presentation August 5, 2003

The information contained in this slide presentation is summary information that is intended to be considered in the context of SEC filings and other public announcements made by Gaylord Entertainment (the "Company"), by press release or otherwise, from time to time. The Company undertakes no duty or obligation to publicly update or revise the information contained in this slide presentation, although it may do so from time to time as management believes is warranted. Any such updating may be made through the filing of reports or documents with the SEC, through press releases or through other public disclosure. This slide presentation contains statements as to the Company's beliefs and expectations of the outcome of future events that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the statements made. These include the risks and uncertainties associated with economic conditions affecting the hospitality business generally, the timing of the opening of new hotel facilities, costs associated with developing new hotel facilities, business levels at the Company's hotels, the ability to successfully complete potential divestitures, and the ability to consummate the financing for new developments. Other factors that could cause operating and financial results to differ are described in the filings made from time to time by the Company with the Securities and Exchange Commission. The Company does not undertake any obligation to release publicly any revisions to forward-looking statements made by it to reflect events or circumstances occurring after the date hereof or the occurrence of unanticipated events.

Introduction Gaylord Entertainment Company has entered into an agreement to acquire 100% of ResortQuest International, Inc. in a stock-for-stock exchange at a fixed exchange ratio of 0.275 Gaylord owns and manages a number of industry-leading brands in the hospitality and entertainment industry Gaylord Hotels - leader in the meetings and convention hospitality segment Grand Ole Opry - one of world's most recognized "Country Lifestyle" brands Gaylord has been seeking new avenues for growth leverage branding expertise leverage existing customer base of over 8 million less dependence on capital intensive growth ResortQuest holds the leading market position in the vacation property management industry The acquisition of ResortQuest helps Gaylord achieve these goals for growth and development

Introduction (continued) Summary pro forma financial effects based on modest growth (before synergies) are compelling EPS accretion de-leveraging effect on Gaylord Both companies' management teams are supportive of the transaction, and both boards of directors have voted unanimously in favor of the deal

Anticipated benefits

GAYLORD ENTERTAINMENT™

- The acquisition is a win/win for both companies' shareholders
- Provides Gaylord sustainable competitive advantages in the vacation property management market via ResortQuest's current market position
  - first mover advantage
  - immediate scale
  - industry know-how
  - important customer relationships
- Provides Gaylord significant growth with limited capital expenditure
- Opportunity to build unique vacation property delivery system
  - market to Gaylord Hotels' convention guests (~ 2.4 million)
  - market to Grand Ole Opry's "Country Lifestyle" listeners/viewers (~ 3.0 million)
  - market to Gaylord's other businesses and affiliates (~ 3.0 million)
  - market to ResortQuest's guest database (~ 1.5 million)
- Opportunity to realize cost saving synergies
  - eliminate duplicative public company costs
  - implement more efficient corporate practices

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Anticipated benefits (continued) Ability to leverage Gaylord's brand expertise transform ResortQuest's nascent brand into a meaningful national brand synonymous with a superior vacation home rental experience drive additional demand into network ResortQuest to benefit from Gaylord's access to development capital Increases public float of the pro forma company's outstanding shares Both Gaylord and ResortQuest shareholders gain from all of these transaction benefits through their continued ownership in the pro forma company (stock-for-stock transaction)

Transaction summary (1) Assumes Gaylord stock price of $20.11 as of 08/04/03. Note: Data as of 06/30/03, per company filings. Pro forma debt, EBITDA and cash interest represent the sum of Gaylord and ResortQuest standalone figures. Analysis excludes transaction costs.

Transaction proposal

Why this marriage is good for Gaylord and ResortQuest shareholders

Vacation property mgmt industry: opportunity for extraordinary growth Estimated to be currently $10 billion industry Currently approximately 600,000 properties under management in USA With Baby Boomers aging, second home ownership to increase significantly ResortQuest currently manages approximately 20,000 units, or 4% supply, and is five times larger than its next biggest competitor

Impact of market share growth as brand matures There is a significant opportunity for EBITDA growth as market share escalates and margin improves (1) Analysis assumes the industry reaches $12 billion in gross lodging revenue over the next five years. (2) Assumes 35% management fee.

How we will build significant share in the vacation property mgmt industry Build superior image relative to competitors in the eyes of customers and owners Build reservation and delivery systems that communicate with the target customer Build systems and processes that control cost and ensure accurate reporting to owners Build growth plan that is targeted on the most valuable markets Build a franchising model that consolidates the industry

Gaylord's contributions to growth of ResortQuest Current Gaylord leadership has been associated with the development of industry-leading hospitality brands over the last thirty years. The skill sets, knowledge and track records will be leveraged to build ResortQuest into the industry leader in every respect Gaylord has access to millions of customers that are heavy users of resort rental properties Gaylord has the capacity to provide capital to grow, and access systems to lower cost and provide better customer experience Intellectual Capital Customers Other Resources

Gaylord customer interface

GAYLORD ENTERTAINMENT™

The significant volume of customers associated with our various businesses gives us the ability to capitalize on tremendous cross-selling activity into ResortQuest properties



Gaylord Opryland Nashville (TN)
1.2 million guests / year
Gaylord Palms (FL)
600,000+ guests / year
Upscale customer base with more disposable income
Orlando market
Bass Pro Shops
19.1% ownership interest in company
Large customer database (3 million)
Customers generally have active lifestyle
Gaylord Opryland Texas (TX)
600,000+ guests / year
Dallas market
Stimulate demand at ResortQuest
Grand Ole Opry media exposure
Most widely known platform for Country music in the world
Millions of weekly listeners
Distribution:
Country Music Television (2.0 million / week)
Westwood One FM syndication (75 stations)
Sirius Satellite Radio
Audiences in Opry House
WSM-AM
WSM-AM
Large listener base
Channel reaches 32 states and parts of Canada each night
Strategic alliances
Significant co-branded marketing programs
Major alliances include Coca-Cola, Visa, American Express, American Airlines, Southwest Airlines, AT&T, BellSouth, Cingular, Hertz, Office Depot, etc.

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Potential cross-selling opportunities Gaylord's group-oriented convention and exhibition hotel customers will be exposed to ResortQuest's leisure offerings minimal chance for cannibalization due to Gaylord's group-oriented customer mix hotel customer base is large and will continue to grow substantially with openings of Texas and other facilities, and the maturing of Orlando Grand Ole Opry customers are already large users of rental properties (see pages 17-19, "Country Lifestyle" Consumer) television program reaches 2.0 million consumers per week FM radio syndication reaches 75 stations around the country each week and the goal is to build to upward of 200 stations in the next several years Gaylord-owned radio station (WSM-AM) could market ResortQuest to all listeners within its reach

Potential cross-selling opportunities (continued) Gaylord has multiple strategic alliances with national brands that could provide joint marketing opportunities Gaylord tour and travel relationships present opportunities to fill the condominium product during shoulder seasons Marketing synergies available due to similarity in key feeder markets many of ResortQuest's clientele live in markets with significant numbers of Gaylord customers ResortQuest can promote Gaylord Hotels to ResortQuest's 1.5 million unique prior guest database

The "Country Lifestyle" consumer Gaylord recently conducted extensive national research on our Grand Ole Opry customer base through FutureBrand (subsidiary of Interpublic Group of Companies, Inc. ) understand buying behavior and predisposition of our customers goal to identify key and distinct "customer" prospect groups and "clusters" that become the basis for targeted brand extensions A large group of Gaylord customers are "Country Lifestyle" consumers "Country Lifestyle" consumers have very favorable demographics household income $30,000 to $85,000 reside primarily in the southeast and southwest active in traditional outdoor life (hunting, fishing, camping, etc.) "Country Lifestyle" consumers have a very favorable disposition to rent property at the beach, in the mountains or at other locations when vacationing Research indicates that a large population of "Country Lifestyle" consumers (ages 18 to 64) have rented property for vacation in the past two years

American "Country Lifestyle" Base: All contacts age 18-64 (N=3,006) "Country Lifestyle" Our research indicates that 40% of the US population (ages 18-64) is a "Country Lifestyle" consumer - approximately 70 million people No activities 1 or 2 activities 3 or 4 activities 5 or 6 activities East 0.6 0.17 0.15 0.08 Source: Future Brand, 2002 Survey.

"Country Lifestyle" consumers rent vacation properties Because of cross-overs, approximately 30 percent of "Country Lifestyle" consumers indicate they have stayed in rental accommodations more than once in the past 2 years Source: Future Brand, 2002 Survey.

Potential other synergies Significant opportunities for cost reduction elimination of certain ResortQuest existing corporate disciplines removal of ResortQuest's public company costs Capital availability from combined Company provides opportunity to grow through acquisition in-market and out-of- market ResortQuest's leisure focus provides opportunities for Gaylord Hospitality segment call-center with substantial available capacity country Christmas, Palms and Grand Ole Opry could be marketed to 1.5 million leisure travelers in ResortQuest's database Gaylord access to "Country Lifestyle" consumer will enhance brand

Built-in demand generators The following provides a corporate-wide view of the cross-selling relationships within the Gaylord organization (pro forma for transaction) Attractions Convention guest "Country Lifestyle" Leisure traveler Leisure traveler Demand generators Gaylord Hotels ResortQuest Opry/WSM

Transaction takeaways Win/win for both companies' shareholders (stock-for-stock transaction) Significant non-capital intensive growth opportunity Foothold as the clear industry leader in a fragmented industry Significant opportunity to leverage Gaylord's branding expertise Significant opportunity to cross-sell to Gaylord's millions of customers Opportunity for cost saving synergies Increase to public float of pro forma company's outstanding shares

This communication is not a solicitation of a proxy from any security holder of Gaylord Entertainment Company or ResortQuest International, Inc. Gaylord and ResortQuest intend to file a registration statement on Form S-4 with the SEC in connection with the merger. The Form S-4 will contain a prospectus, a proxy statement and other documents for the stockholders' meetings of Gaylord and ResortQuest at which time the proposed transaction will be considered. Gaylord and ResortQuest plan to mail the proxy statement and prospectus contained in the Form S-4 to their respective stockholders. The Form S-4, proxy statement and prospectus will contain important information about Gaylord, ResortQuest, the merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the merger will be available when filed free of charge at the SEC's web site, www.sec.gov. In addition, all documents filed with the SEC by Gaylord in connection with the merger will be made available to investors free of charge by writing to: Gaylord Entertainment Company, One Gaylord Drive, Nashville, Tennessee 37214, Attn: Investor Relations. All documents filed with the SEC by ResortQuest in connection with the merger will be made available to investors free of charge by writing to: ResortQuest International, Inc., Suite 203, 8955 Highway 98 West, Destin, Florida 32550, Attn: Investor Relations. Gaylord, ResortQuest, their respective directors and executive officers may be deemed participants in the solicitation of proxies from Gaylord's stockholders and ResortQuest's stockholders. Information concerning Gaylord's directors and certain executive officers and their direct and indirect interests in Gaylord is contained in its proxy statement for its 2003 annual meeting of stockholders. Information concerning ResortQuest's directors and certain executive officers and their direct and indirect interests in ResortQuest is contained in its proxy statement for its 2003 annual meeting of stockholders. Additional information regarding the interests of these participants in the merger will be available in the proxy statement regarding the merger. Investors can obtain free copies of these documents from the SEC's website, Gaylord and ResortQuest using the contact information above.

Financial reconciliation Gaylord Entertainment ResortQuest Intl.

Script of analyst conference call

August 5, 2003

GAYLORD ENTERTAINMENT
CONFERENCE CALL SCRIPT

OPERATOR:

Welcome to the Gaylord Entertainment conference call to discuss the announced acquisition of ResortQuest International.

Hosting the call today from Gaylord Entertainment is Colin Reed, president and chief executive officer, and David Kloeppel, chief financial officer. They are joined by Jim Olin, CEO of ResortQuest. Also with us today is Carter Todd, Gaylord’s general counsel.

All lines have been placed on a listen-only mode. The floor will be open for your questions and comments following the presentation.

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It is now my pleasure to turn the call over to, Mr. Carter Todd, general counsel. Sir, the floor is yours.

CARTER TODD, GENERAL COUNSEL:

Good morning. My name is Carter Todd and I’m the General Counsel and Senior Vice President for Gaylord Entertainment Company. Thank you for joining us today.

A release regarding Gaylord Entertainment’s acquisition of ResortQuest was disseminated this morning via Business Wire. A copy of this release is also available on the Gaylord Entertainment Web site at www.gaylordentertainment.com.

You should be aware this conference call may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements, among others, regarding Gaylord Entertainment’s expected future financial

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performance. For this purpose, any statements made during this call that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as “believes,” “anticipates,” “plans,” “expects” and similar expressions are intended to identify forward-looking statements. You are hereby cautioned these statements may be affected by the important factors, among others set forth in Gaylord Entertainment’s filings with the Securities and Exchange Commission and in the press release relating to this merger. And consequently, actual operations and results may differ materially from the results discussed in the forward-looking statements. Gaylord Entertainment undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

This communication is not a solicitation of a proxy from any security holder of Gaylord Entertainment Company or ResortQuest International, Inc. Gaylord and ResortQuest intend to file a

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registration statement on Form S-4 with the SEC in connection with the merger. The Form S-4 will contain a prospectus, a proxy statement and other documents for the stockholders’ meetings of Gaylord and ResortQuest at which time the proposed transaction will be considered. Gaylord and ResortQuest plan to mail the proxy statement and prospectus contained in the Form S-4 to their respective stockholders. The Form S-4, proxy statement and prospectus will contain important information about Gaylord, ResortQuest, the merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the merger will be available when filed free of charge at the SEC’s web site, www.sec.gov. In addition, all documents filed with the SEC by Gaylord in connection with the merger will be made available to investors free of charge by

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writing to: Gaylord Entertainment Company, One Gaylord Drive, Nashville, Tennessee 37214, Attn: Investor Relations. All documents filed with the SEC by ResortQuest in connection with the merger will be made available to investors free of charge by writing to: ResortQuest International, Inc., Suite 203, 8955 Highway 98 West, Destin, Florida 32550, Attn: Investor Relations.

Gaylord, ResortQuest, their respective directors and executive officers may be deemed participants in the solicitation of proxies from Gaylord’s stockholders and ResortQuest’s stockholders. Information concerning Gaylord’s directors and certain executive officers and their direct and indirect interests in Gaylord is contained in its proxy statement for its 2003 annual meeting of stockholders. Information concerning ResortQuest’s directors and certain executive officers and their direct and indirect interests in ResortQuest is contained in its proxy statement for its 2003 annual meeting of stockholders. Additional information regarding the

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interests of these participants in the merger will be available in the proxy statement regarding the merger. Investors can obtain free copies of these documents from the SEC’s website, Gaylord and ResortQuest using the contact information above.

At this time, I’d like to turn the call over to our Chief Executive Officer Colin Reed.

COLIN REED, PRESIDENT/CEO:

THANK YOU, CARTER.

GOOD MORNING TO YOU ALL.

I AM VERY PLEASED TO REPORT THAT THIS MORNING WE ANNOUNCED OUR AGREEMENT TO ACQUIRE RESORTQUEST INTERNATIONAL, THE NATION’S LARGEST VACATION PROPERTY RENTAL MANAGEMENT COMPANY.

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THIS IS A VERY EXCITING OPPORTUNITY AND THERE ARE MANY REASONS WHY WE FEEL THIS ACQUISITION IS STRATEGICALLY COMPELLING FOR BOTH GAYLORD AND RESORTQUEST SHAREHOLDERS.

I WILL DISCUSS THIS SUBJECT IN A COUPLE OF MINUTES. BUT BEFORE THAT, LET ME SET THE STAGE BEHIND WHY WE HAVE EMBARKED ON THIS ACQUISITION. WHY THE DEAL FITS NICELY WITH GAYLORD’S CURRENT STRATEGY AND WHY NOW IS THE TIME FOR US TO ACQUIRE RESORTQUEST.

I WILL ALSO, FOR THE SAKE OF GAYLORD SHAREHOLDERS, DESCRIBE THE RESORT VACATION RENTAL BUSINESS, AND WHY THIS INDUSTRY HOLDS SUCH PROMISE, AND OF COURSE, I WILL DESCRIBE RESORTQUESTS’ CURRENT POSITIONING IN THE INDUSTRY.

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I WILL ALSO TOUCH ON WHY RESORTQUEST HAS NOT TO DATE REACHED ITS POTENTIAL, WHERE WE WANT TO TAKE IT, AND WILL THEN COVER THE MANY BENEFITS OF THE TRANSACTION.

I WILL AT THAT POINT HAND OVER TO OUR CHIEF FINANCIAL OFFICER, DAVE KLOEPPEL, WHO WILL ADDRESS THE FINANCIAL IMPLICATIONS OF THE TRANSACTION.

LAST BUT NOT LEAST, WE WILL HEAR FROM JIM OLIN, RESORTQUEST’S CEO, WHO WILL PROVIDE HIS VIEWS ON THE TRANSACTION, AS WELL AS COMMENT ON SOME OF THE HIGHLIGHTS OF RESORTQUEST’S SECOND QUARTER HIGHLIGHTS.

SO LET’S BEGIN.

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OVER THE LAST TWO YEARS WE, AT GAYLORD, HAVE ASSEMBLED A VERY TALENTED SENIOR MANAGEMENT TEAM WHOSE ROOTS ARE IN BUILDING GREAT BRANDS, PARTICULARLY IN THE HOSPITALITY AND LEISURE INDUSTRY. THIS MANAGEMENT TEAM IS EXPERIENCED, KNOWLEDGEABLE AND HIGHLY ENERGETIC.

WE HAVE BEEN HARD AT WORK.

OVER THE LAST TWO YEARS OUR TEAM HAS ACCOMPLISHED MUCH ...... SELLING MANY NON-STRATEGIC BUSINESSES AND RAISING MUCH NEEDED CAPITAL TO OPEN OUR GREAT HOTEL IN FLORIDA, AND TO CONTINUE TO CONSTRUCT OUR NEW HOTEL IN DALLAS, TEXAS.

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WE HAVE ALSO REFINANCED THE BUSINESS A COUPLE OF TIMES, IN ORDER TO PROVIDE SUFFICIENT CAPITAL TO COMPLETE OUR HOTEL DEVELOPMENTS.

WE HAVE RE-BRANDED OUR HOTEL BUSINESS TO GAYLORD HOTELS AND BUILT MANY BRAND SYSTEMS THAT HAVE PROPELLED OUR HOTEL BUSINESS IN MANY WAYS.

SOME OF YOU MAY HAVE LISTENED TO OUR EARNINGS CALL LAST WEEK, AND LEARNED THAT OUR INFANT WORLD CLASS FLORIDA PROPERTY HAS ALREADY ACCOMPLISHED THE STATUS OF THE NUMBER ONE REVPAR RANKING AMONG OUR COMPETITIVE SET OF CONVENTION HOTEL PROPERTIES FOR THE FIRST SIX MONTHS OF THIS YEAR.

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THIS IS A TREMENDOUS ACHIEVEMENT AND A TESTAMENT TO OUR ABILITY TO BUILD A BUSINESS THAT CLEARLY COMMUNICATES WITH ITS CUSTOMERS, THAT IS SUPERIOR TO ITS COMPETITORS AND PROVIDES GREAT VALUE. UNLIKE MOST OTHER COMPANIES IN THE HOSPITALITY BUSINESS, OUR HOTEL BUSINESS HAS POSTED VERY GOOD REV PAR GROWTH THIS YEAR.

IN SHORT, THE GAYLORD HOTELS BRAND HAS MADE HUGE STRIDES; CUSTOMERS ARE LEAVING HIGHLY SATISFIED, ADVANCE RESERVATIONS ARE BUILDING AND CASH FLOWS ARE GROWING.

OUR NEXT PHASE OF GROWTH WILL BE THE OPENING OF OUR TEXAS HOTEL, SCHEDULED TO OPEN NEXT APRIL, AND WE ARE CONFIDENT THAT THIS HOTEL, JUST LIKE ITS SISTER IN FLORIDA, WILL BE THE

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NUMBER ONE CONVENTION HOTEL IN THE REGION. (PAUSE)

THE OTHER BRAND WE OWN OUTRIGHT IS THE GRAND OLE OPRY, AND WE ARE TRULY EXCITED ABOUT THE POTENTIAL OF THIS BUSINESS. IN THE LAST YEAR, WE MADE TREMENDOUS PROGRESS IN EXTENDING THE DISTRIBUTION OF THE GRAND OLE OPRY BRAND AND CONTENT THROUGH VARIOUS SYNDICATION AND DISTRIBUTION DEALS, INCLUDING THOSE WITH CUMULUS MEDIA, SIRIUS SATELLITE AND WESTWOOD ONE. THESE DEALS HAVE ENABLED US TO REACH A MUCH WIDER, NATIONAL AUDIENCE THAN WE HAVE EVER BEFORE.

IN FACT, THE GRAND OLE OPRY IS WITHOUT QUESTION THE MOST RECOGNIZED BRAND IN THE

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COUNTRY LIFESTYLE ARENA, AND THIS IS VERY IMPORTANT TO THE OVERALL STRATEGY OF GROWING THE RESORTQUEST BRAND. I WILL ELABORATE ON THIS IN A MOMENT.

SO AS OUR BUSINESSES HAVE DEVELOPED AND SUBSTANTIALLY IMPROVED THROUGHOUT THE LAST COUPLE OF YEARS, AND THE COMPLEXITY THAT EXISTED IN OUR COMPANY TWO YEARS AGO HAS BEEN ERADICATED, WE HAVE BEEN HARD AT WORK STUDYING WAYS TO CAPITALIZE ON THE MANY RESOURCES OUR ORGANIZATION POSSESSES TO ACCELERATE GROWTH IN THE COMPANY.

TODAY OUR GAYLORD HOTELS BRAND HAS THE OPPORTUNITY TO ORGANICALLY GROW AS OUR OCCUPANCIES GROW AND TEXAS OPENS, AND, AS MANY OF YOU KNOW, WE HAVE BEEN WORKING ON A

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VERY GOOD PROJECT IN THE WASHINGTON DC AREA WHICH, PENDING RESOLUTION OF ZONING ISSUES AND CONTRACTUAL ISSUES, WE WILL PROBABLY MOVE AHEAD WITH.

THE CHALLENGE, HOWEVER, IS THAT THESE PROJECTS, ALTHOUGH PRODUCING VERY GOOD CASH FLOW ONCE UP AND RUNNING, ARE VERY CAPITAL INTENSIVE THROUGH CONSTRUCTION, AND THE REALITY IS THAT FOR A COMPANY OF OUR PRESENT SIZE, IT IS ONLY PRACTICAL TO CONSTRUCT THESE PROJECTS ONE AT A TIME, ALLOWING US TO RECYCLE OUR CAPITAL FROM OUR EXISTING ASSETS TO NEW PROJECTS, WHICH ENABLES US TO ACCELERATE GROWTH IN THE HOTEL BUSINESS WITHOUT TAKING ON SIGNIFICANT DEBT. WE ARE, OF COURSE, WORKING ON THIS.

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AT THE SAME TIME, OUR MANAGEMENT TEAM HAS BEEN STUDYING WAYS TO LEVERAGE THE EXTENSIVE RESOURCES OF OUR COMPANY AND CREATE GROWTH THAT WILL NOT REQUIRE THE SAME AMOUNT OF CAPITAL THAT OUR LARGE HOTEL PROJECTS CONSUME, THIS BRINGS ME TO RESORTQUEST AND TODAY’S ANNOUNCEMENT.

RESORTQUEST IS IN THE VACATION RENTAL MANAGEMENT BUSINESS. SIMPLY SAID, IT MANAGES HOMES FOR INDIVIDUALS AND HOMEOWNERS ASSOCIATIONS AND RENTS THEM TO FOLKS LIKE YOU AND ME FOR VACATION BREAKS, RANGING FROM SEVERAL DAYS UP TO A WEEK OR MORE. TYPICALLY, THE PROPERTIES ARE IN THE MOUNTAINS, AT THE BEACH OR IN THE DESERT.

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THE UNITS CAN RANGE FROM ONE TO TWO BEDROOM CONDOS, TO VERY EXPENSIVE MULTI-BEDROOM LUXURY VILLAS.

FOR THEIR EFFORTS, RESORTQUEST RECEIVES UP TO 35% OF THE RENTAL INCOME.

THE INDUSTRY TODAY IS VERY LARGE AND IS ESTIMATED TO BE AT ABOUT $10 BILLION IN REVENUES.

THIS IS A VERY GOOD BUSINESS AND THE INTERESTING NEWS IS THAT WITH THE BABY BOOMER GENERATION AGING, SECOND HOME OWNERSHIP IS PREDICTED TO GROW PRETTY STEADILY OVER THE NEXT FEW YEARS AND THIS IS VERY GOOD FOR RESORTQUEST.

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THERE ARE OTHER TRENDS THAT ARE POSITIVE FOR THE INDUSTRY AS WELL — SUCH AS THE NATION’S PREFERENCE TO STAY CLOSER TO HOME RATHER THAN RISK THE PERILS AND ORDEALS OF TRAVELING INTERNATIONALLY.

TODAY RESORTQUEST MANAGES ABOUT 20,000 UNITS OR SECOND HOMES, WHICH REPRESENTS APPROXIMATELY 4% OF THE INDUSTRY. FURTHERMORE, IT IS THE ONLY PUBLIC COMPANY FOCUSING EXCLUSIVELY ON THIS INDUSTRY AND IS ABOUT FIVE TIMES AS BIG AS THE NEXT LARGEST PRIVATE COMPANY IN THIS INDUSTRY.

THE REST OF THE INDUSTRY IS PRIMARILY RUN BY MOM & POP OPERATORS.

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SO, IF RESORTQUEST IS ABLE TO ENHANCE ITS DELIVERY SYSTEM TO FILL ITS UNITS, THEREBY PRODUCING HIGHER RETURNS TO THE HOMEOWNERS, IT WILL BE ABLE TO ATTRACT ADDITIONAL HOMEOWNERS TO MIGRATE TO RESORTQUEST MANAGEMENT OR CONVINCE THE MOM & POP OPERATORS TO AFFILIATE WITH RESORTQUEST THROUGH POSSIBLE FRANCHISING, OR BY DIRECTLY PLUGGING THEM INTO THE TECHNOLOGY SYSTEMS THAT RESORTQUEST OWNS OR WILL DEVELOP.

NOW YOU MAY ASK IF IT’S THIS SIMPLE WHY HASN’T RESORTQUEST ACCOMPLISHED THIS BEFORE NOW.

HERE’S MY ANSWER TO THIS KEY QUESTION. RESORTQUEST WAS FORMED ABOUT 5 YEARS AGO AS A “ROLL UP” OF MANY SMALL OPERATORS.

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INITIALLY THE BOARD NUMBERED MORE THAN 20 MEMBERS AND WAS EXTREMELY DIVERSE.

THE INITIAL INTENT WAS TO BUILD CONSISTENT SYSTEMS THAT WOULD HAVE ALLOWED THE BRAND TO EMERGE, BUT EARLY RELUCTANCE TO MOVE LOCAL OPERATING COMPANIES UNDER THE RESORTQUEST FLAG, AND THE LACK OF COHERENT BRAND SYSTEMS AND THE CONSTRAINTS IMPOSED BY THE DEBT INCURRED TO FUND ACQUISITIONS CAUSED THE BRAND TO STALL.

THROUGH THE 2000 TO 2002 PERIOD, THE COMPANY, UNDER PREVIOUS MANAGEMENT WAS TOO SHORT TERM FOCUSED AND THE BRAND’S EVOLUTION SUFFERED.

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IT MUST BE SAID THAT THE BUSINESS PERFORMS PRETTY WELL AND IT CERTAINLY DOES A GOOD JOB WITH THE CUSTOMER, BUT THE REAL OPPORTUNITY LIES IN THE SYSTEMIC BRAND DEVELOPMENT.

LATE LAST YEAR THE BOARD OF RESORTQUEST DECIDED IT WAS TIME TO MOVE THE COMPANY IN A DIFFERENT DIRECTION AND AS A RESULT JIM OLIN WAS PROMOTED TO CEO, AND OTHER CHANGES WERE MADE IN MOST FUNCTIONAL AREAS OF THE COMPANY.

JIM AND HIS TEAM HAVE SPENT THIS YEAR RELOCATING THE COMPANY TO DESTIN, CLEANING HOUSE AND CONSOLIDATING VARIOUS OFFICES AROUND THE COMPANY AND DEALING WITH THE BALANCE SHEET ISSUES, WHICH THEY INHERITED FROM PREVIOUS MANAGEMENT.

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I HAVE THE UTMOST RESPECT FOR JIM AND HIS TEAM AND THEY HAVE ACCOMPLISHED MUCH OVER THE LAST 9 MONTHS, AND I AM CONFIDENT THAT THEY CAN AND WILL BUILD RESORTQUEST INTO A GREAT BRAND WITH ADDITIONAL SUPPORT AND RESOURCES FROM GAYLORD.

THE BOTTOM LINE IS THAT THE BUSINESS OVER THE LAST FEW YEARS HAS LACKED THE RESOURCES NECESSARY TO BUILD THE BRAND AND REALIZE ITS FULL POTENTIAL.

SO HOW DO WE NOW BUILD THE BRAND, AND WHY IS GAYLORD AN INTEGRAL PART OF THE STORY.

(PAUSE)

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I THINK ABOUT THE VALUE WE BRING AS FALLING INTO THREE BUCKETS:

•     BUCKET ONE WOULD BE THE INTELLECTUAL CAPITAL WE BRING TO THE TABLE.

A NUMBER OF GAYLORD’S MANAGEMENT TEAM, INCLUDING CHAIRMAN MIKE ROSE AND I, HAVE BEEN INVOLVED IN LAUNCHING AND BUILDING SOME OF THE NATION’S LARGEST AND MOST SUCCESSFUL HOSPITALITY AND LEISURE BRANDS.

WE KNOW HOW TO ADD VALUE BY ESTABLISHING INDUSTRY-LEADING EMPLOYEE PRACTICES, SERVICE STANDARDS AND MARKETING PROGRAMS THAT RESULT IN A FAVORABLE BRAND IMAGE, WHICH TRANSLATES INTO CONSUMER LOYALTY, WHICH CREATES VALUE.

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THE STRONG OPERATIONAL LEADERSHIP OF RESORTQUEST, COUPLED WITH THE LONG-TERM BRANDING LEADERSHIP OF GAYLORD, WILL PRODUCE A POWERFUL COMBINATION.

•     THE SECOND BUCKET OF VALUE WE BRING IS THE ACCESS TO LITERALLY MILLIONS OF CUSTOMERS (PAUSE)

GAYLORD WILL DELIVER NEW DEMAND INTO THE RESORTQUEST NETWORK BY CROSS-MARKETING RESORTQUEST’S VACATION PROPERTIES TO GAYLORD’S MILLIONS OF HOTEL CONVENTION-GOERS AND MILLIONS OF “COUNTRY LIFESTYLE” CONSUMERS, WHO FREQUENT THE GRAND OLE OPRY, WATCH IT ON TELEVISION OR LISTEN TO ITS RADIO PROGRAMS.

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THIS WILL BUILD ADDITIONAL AWARENESS FOR THE RESORTQUEST BRAND, AND GENERATE ADDITIONAL OCCUPANCY AND REVENUE FOR BOTH THE COMBINED COMPANY AND THE INDIVIDUAL UNIT OWNERS.

GAYLORD HOTELS HAS APPROXIMATELY 2.5 MILLION CUSTOMERS, PRIMARILY CONVENTIONEERS, WHO MOVE THROUGH ITS PROPERTIES EVERY YEAR.

THROUGH OUR RESEARCH, WE KNOW MANY OF THESE CUSTOMERS RENT HOMES OR CONDOMINIUMS WHEN VACATIONING.

THESE ARE CAPTIVE CUSTOMERS IN THAT THEY TEND TO STAY WITH US FOR 2-3 DAYS AT A TIME.

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THIS PROVIDES A WONDERFUL OPPORTUNITY TO MARKET VACATION ACCOMMODATIONS TO THEM.

WE WILL SET UP RESORTQUEST INFORMATION AND RESERVATION KIOSKS IN PUBLIC SPACES AND PUSH RESORTQUEST INFORMATION CONTENT THROUGH OUR PROPRIETARY IN-ROOM TECHNOLOGY SYSTEMS.

THIS IS IN ADDITION TO CONDUCTING DIRECT MARKETING CAMPAIGNS TO OUR CUSTOMER DATABASE OF OVER 2.1 MILLION PEOPLE.

WE BELIEVE THIS IS ONLY THE TIP OF THE ICEBERG IN TERMS OF THE LUCRATIVE OPPORTUNITIES TO TAP INTO THIS EXISTING HOSPITALITY CUSTOMER BASE.

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THESE OPPORTUNITIES WILL ONLY GROW AS WE BROADEN OUR NETWORK OF GAYLORD HOTELS ACROSS THE COUNTRY.

WHILE OUR HOSPITALITY CUSTOMERS REPRESENT A VERY LARGE CROSS-SELLING OPPORTUNITY, WE BELIEVE THAT BY FAR THE GREATEST OPPORTUNITY FOR CUSTOMER DELIVERY RESIDES WITH THE “COUNTRY LIFESTYLE” CONSUMER THAT I MENTIONED EARLIER. LET ME EXPLAIN.

AS PART OF THE SIGNIFICANT RESEARCH WE UNDERTOOK OVER THE LAST YEAR, AND THROUGH OUR WORK IN BUILDING THE GRAND OLE OPRY BRAND, WE GAINED A FUNDAMENTAL UNDERSTANDING OF THE CUSTOMER WHO LISTENS TO OR WATCHES THE GRAND OLE OPRY.

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WHAT WE DISCOVERED WAS THAT THERE IS A CONSUMER GROUP IN THE UNITED STATES COMPOSED OF APPROXIMATELY 70 MILLION ADULTS, AGES 16 TO 64, THAT HAVE A LIFESTYLE DESCRIBED AS ‘COUNTRY’.

THEY LIKE TO LISTEN TO COUNTRY MUSIC, FREQUENT CONCERTS AND ENJOY THE OUTDOORS. AMONG OTHER THINGS, THEY LISTEN TO AND WATCH THE GRAND OLE OPRY VIA OUR MANY DISTRIBUTION CHANNELS.

NOW, THE IMPORTANT FACT THAT WE HAVE LEARNED THROUGH THIS RESEARCH IS THAT THIS CUSTOMER GROUP HAS A DISPROPORTIONATELY HIGH PROPENSITY TO RENT HOMES OR CONDOMINIUMS FOR VACATIONS AT THE BEACH OR IN THE MOUNTAINS.

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IN FACT, APPROXIMATELY 30% OF THIS CONSUMER GROUP, OR 21 MILLION PEOPLE WHEN ASKED, TOLD US THAT THEY HAVE STAYED IN RENTED VACATION HOMES OR CONDOMINIUMS AT LEAST ONCE EVERY TWO YEARS.

AS WE GROW THE REACH OF THE GRAND OLE OPRY THROUGH TERRESTRIAL AND SATELLITE RADIO SYNDICATION, WE WILL BE ABLE TO COMMUNICATE WITH LITERALLY MILLIONS OF CONSUMERS IN A UNIQUE WAY — THE REASON.......WE CONTROL A CERTAIN AMOUNT OF ADVERTISING AROUND EACH OF OUR BROADCASTS.

TODAY, WE HAVE 76 FM RADIO STATIONS IN DIFFERENT MARKETS AROUND THE COUNTRY SIGNED UP TO OUR WESTWOOD ONE SYNDICATION AGREEMENT.

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WE EXPECT THIS NUMBER TO APPROACH 200 STATIONS WITHIN A COUPLE OF YEARS. THROUGH THIS MEDIUM, WE WILL INCREASE AWARENESS OF THE RESORTQUEST BRAND AMONG HIGHLY RELEVANT CONSUMER GROUPS IN A COST-EFFECTIVE MANNER.

OUR GRAND OLE OPRY SHOW IS ALSO TELEVISED AND IS CURRENTLY AIRED ON CMT.

WEEKLY STATISTICS INDICATE APPROXIMATELY TWO MILLION FOLKS WATCH THE SHOW, AND AGAIN CAPTIVE ADVERTISING SPACE THAT WE HAVE, WILL BE USED TO MARKET RESORTQUEST TO KNOWN VACATION HOME USERS.

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THIS WILL DRIVE GREATER OCCUPANCY AND REVENUE AT RESORTQUEST MANAGED PROPERTIES. GREATER OCCUPANCY EQUALS MORE VALUE FOR THE OWNERS — AND SATISFIED OWNERS EQUALS GREATER MARKET SHARE.

WE WILL USE THE GRAND OLE OPRY PLATFORM AS AN ATTRACTION TOOL AND WE WILL PLUG THE CONSUMER WHO RENTS FROM RESORTQUEST INTO OUR EXPANDED PROPRIETARY RESORTQUEST DATA BASE THAT WE WILL USE FOR RETENTION MARKETING AND BRAND DEVELOPMENT.

WE ALSO BELIEVE THAT RESORTQUEST’S CURRENT CUSTOMER BASE WOULD VISIT OUR GREAT HOTELS IN NASHVILLE AND ORLANDO, AND VERY SOON TEXAS, AS LEISURE CUSTOMERS.

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•     THE THIRD BUCKET OF VALUE WE BRING IS OUR BALANCE SHEET. OVER THE LAST FEW YEARS RESORTQUEST HAS BEEN CONSTRAINED BECAUSE OF ITS LACK OF CAPITAL. THIS HAS IMPEDED ITS ABILITY TO COMMIT RESOURCES TO INVEST IN THE BRAND AND THIS HAS ACTED AS A GOVERNOR TO GROWTH.

THERE ARE OTHER BENEFITS TO THE TRANSACTION, SOME OF WHICH WOULD INCLUDE:

•	THE TRANSACTION WILL HAVE A DE-LEVERAGING EFFECT ON THE COMBINED COMPANIES

•	IT WILL PRODUCE SIGNIFICANT COST SAVINGS AND

•	IT WILL INCREASE GAYLORD’S PUBLIC FLOAT

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IN OUR PRESS RELEASE TODAY WE HAVE STATED THAT WE EXPECT PRE-TAX SYNERGIES TO AMOUNT TO $2 MILLION IN 2004 AND $5 MILLION IN 2005.

GIVEN OUR ELABORATE DESCRIPTION OF THE MANY OPPORTUNITIES, YOUR OBSERVATIONS MAY BE THAT THE LEVEL OF SYNERGIES WOULD SEEM MODEST AND MY ANSWER TO THAT WOULD BE “YES”.

WE EXPECT THAT AS WE BUILD THE PLANS FOR INTEGRATION, MORE REVENUE BENEFITS WILL EMERGE, AND FRANKLY WE HAVE EXCLUDED BRAND DEVELOPMENT BENEFITS SUCH AS FRANCHISING OR EXPANDED USE OF RESORTQUEST TECHNOLOGY FROM THESE NUMBERS.

I AM SURE I AM GOING TO BE ASKED — WHY ARE YOU PREPARED TO ISSUE STOCK TO PAY FOR THE

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TRANSACTION WHEN GAYLORD’S STOCK IS TRADING WHERE IT IS?

THERE ARE MANY ANSWERS TO THE QUESTION BUT I BELIEVE THIS ANSWER IS THE MOST IMPORTANT. THE MANAGEMENT AND BOARD OF GAYLORD AND RESORTQUEST BELIEVE THE LONG TERM VALUE OPPORTUNITY TO BE SIGNIFICANT.

WE HAVE POSTED ON OUR WEB SITE A PRESENTATION DIRECTED TO OUR SHAREHOLDERS - PAGE 11 ILLUSTRATES WHAT HAPPENS TO THE PROFITABILITY OF RESORTQUEST AS MARKET SHARE GROWS AND MARGINS IMPROVE.

THE POINT I WOULD ASK YOU TO FOCUS ON IS THE SIGNIFICANT VALUE WE CAN CREATE OVER THE LONG TERM BY ACQUIRING RESORTQUEST.

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SO LET’S NOW SHIFT TO THE STRUCTURE OF THE DEAL.

IT GOES WITHOUT SAYING THAT WE ARE EXECUTING THIS AGREEMENT AT A TIME WHEN THE ECONOMY AND CORPORATE CONFIDENCE HAVE IMPACTED THE OVERALL MARKET, AS WELL AS RESORTQUEST’S AND GAYLORD’S EQUITY VALUES.

WE HAVE BEEN MINDFUL OF THE TIMING AND CIRCUMSTANCES AS WE HAVE NEGOTIATED THIS DEAL, BUT WE BELIEVE THE STRUCTURE AND VALUE TO BE APPROPRIATE AS YOU WILL HAVE READ FROM OUR JOINT PRESS RELEASE.

THIS IS AN ALL STOCK DEAL WHEREBY EACH RESORTQUEST SHARE WILL BE EXCHANGED FOR ..275 OF A

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GAYLORD ENTERTAINMENT SHARE, WHICH IMPLIES A PREMIUM OF APPROXIMATELY 8.4% OVER RESORT QUEST’S CURRENT STOCK PRICE.

ONE OF THE FIRST QUESTIONS INVESTORS AND ANALYSTS MIGHT ASK IS, “IS THE DEAL ACCRETIVE TO EARNINGS?”, AND THE SIMPLE ANSWER IS “YES”.

WHAT I WOULD LIKE TO DO NOW IS HAND OVER TO DAVID KLOEPPEL, WHO WILL TAKE YOU THROUGH THE DETAILS OF THE TRANSACTION AND GIVE YOU A GLIMPSE OF WHAT THE MERGED COMPANIES LOOK LIKE FROM A FINANCIAL PERSPECTIVE.

DAVID KLOEPPEL:

Thanks, Colin.

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I’ll comment on the transaction structure and the financial implications of the deal to Gaylord Entertainment.

The transaction is structured as a stock-for-stock transaction, which is expected to be tax-free to both companies’ stockholders, in which each share of ResortQuest is exchanged for 0.275 of a Gaylord Entertainment share. This is a fixed exchange ratio with no caps or floors. As a result of the transaction, current ResortQuest shareholders will own approximately 13.8% of the combined company. Upon closing, we will refinance all of the debt obligations of ResortQuest. More details on this to follow. In connection with this transaction, under certain circumstances, Gaylord will provide $10 million of working capital availability for general corporate use to be accessed by ResortQuest between signing and closing.

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The merger agreement limits ResortQuest’s ability to solicit third-party acquisition proposals and calls for a break up fee of $6 million under certain circumstances. We expect the transaction to close in early 2004. In addition to ResortQuest management’s indication that they will vote in favor of the transaction, the boards of directors of both companies have already unanimously approved the deal. Also, certain GET affiliates, representing approximately 28% of GET’s current outstanding shares, have agreed to vote in favor of the transaction.

Colin described the strategic merits of the transaction, now let me outline the financial implications for Gaylord. The deal has a positive impact on our earnings per share and our balance sheet.

From an income perspective, the acquisition of ResortQuest provides the opportunity to grow our cash flows substantially in a non-capital intensive manner. ResortQuest owns very little real property and its income stream is dependent on management

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contracts rather than real estate. Through elimination of redundant corporate functions, public company costs and other expenses, and the inclusion of cross-selling synergies between the two companies, we expect to produce approximately $2 million in synergies in the first year. And as we apply our marketing techniques to our combined customer bases and realize a full year’s run rate effect of synergies, we expect to produce incremental EBITDA of approximately $5 million per year thereafter.

As Colin indicated, the deal will be accretive to 2004 earnings per share.

This acquisition has favorable balance sheet implications as well. The acquisition de-leverages Gaylord in that it improves Gaylord’s standalone debt / EBITDA(1) from 6.8x to 6.4x.

Now I’ll turn the call back over to Colin.

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COLIN REED:

THANKS, DAVID.

FOR THOSE OF YOU WHO KNOW MIKE ROSE AND ME, YOU KNOW THAT WE HAVE OPERATED AND BEEN VERY SUCCESSFUL IN A MULTI-BRANDED ENVIRONMENT. THIS MANAGEMENT TEAM KNOWS HOW TO APPLY BEST DEMONSTRATED PRACTICES TO MINIMIZE COST, AS WELL AS HOW TO BUILD SEPARATE BRAND STRATEGIES TO INCREASE THE GROWTH POTENTIAL OF EACH BRAND WE OPERATE.

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RESORTQUEST IS AN EXCITING FIT AND ONE WE BELIEVE WILL CREATE GREAT VALUE TO OUR COMBINED SHAREHOLDER GROUP. WE KNOW AND UNDERSTAND THIS COMPANY AND WE BELIEVE IT HAS GREAT POTENTIAL.

I HAVE WITH ME THIS MORNING, JIM OLIN WHO IS CURRENTLY THE CHIEF EXECUTIVE OFFICER OF RESORTQUEST.

JIM IS A FIRST CLASS OPERATOR -

I AM A BIG FAN OF THIS GUY, AND I AM PLEASED TO SAY THAT ON THE CONSUMMATION OF THIS DEAL, JIM WILL BE THE PRESIDENT OF RESORTQUEST AND LEAD THIS BRAND, AND AT THE SAME TIME BECOME A SENIOR EXECUTIVE AND MEMBER OF GAYLORD’S PARTNER GROUP.

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I WOULD LIKE TO CALL ON JIM TO MAKE SOME COMMENTS ABOUT THIS MORNING’S EVENTS AND PROVIDE SOME HIGHLIGHTS REGARDING RESORTQUEST’S SECOND QUARTER RESULTS.

JIM ...

JIM OLIN:

Thanks Colin, I’d like to start out by expressing my enthusiasm to be joining Gaylord Entertainment and for the prospects of the combined company. We think this acquisition will benefit our rental customers, property owners and shareholders alike. Let me share with you the major reasons why.

First, the Gaylord management team has extensive experience in creating well-known brands in the hospitality industry. We will be

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able to leverage their experience to help solidify and build on the ResortQuest brand. By doing so, we will be able to attract additional units to our management service and at the same time generate incremental occupancy and revenues for the company and individual unit owners.

Second, under the Gaylord Entertainment umbrella, we will have a new level of access to millions of Gaylord conventioneers as well as fans of the Grand Ole Opry and other entertainment offerings. From this group, we will be able to recruit new vacation homeowners to ResortQuest’s management service, as well as new vacationers to its properties.

Third, this combination will give ResortQuest favorable access to the capital necessary to more efficiently manage its operations and take advantage of growth opportunities.

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With these points in mind, I see a strong future for the combined company and I look forward to working with the Gaylord Entertainment management team.

Now let me take a few minutes to briefly review highlights of ResortQuest’s second quarter.

I am pleased to report that after a rough beginning to the year, we came through the second quarter with great momentum, with three out of four regions experiencing positive growth in revenue per available unit over the previous year.

On the marketing front, we expanded the Tan Now/Ski Later promotional campaign to include all markets across our network and have renamed it Quest For America. This cross selling program resulted in $8.4 million of gross lodging revenues for the first six months of this year. We also signed an alliance agreement

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with AAA’s Auto Club as we continue to expand our reach to potential vacationers.

We continually review our property inventory, and during the quarter we pared down sub-performing units in selective regions. As a result, we saw a 6.8% growth in average daily rates over the prior year and strong performance in the drive-to-markets.

As we move through the summer months, we expect our drive-to-markets to continue to perform well. However, industry-wide reduced booking lead times cause us to remain cautious in our outlook.

Now let me turn this back over to Colin for closing comments.

COLIN REED:

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In conclusion, we are very excited about this acquisition, as it is in line with our goal to focus and expand our core hospitality business. We believe we are on our way to becoming a major presence in the hospitality business that caters not only to the convention-goer but also to other important segments of the hospitality and leisure population.

Thank you for joining us today. We will now open up the lines for your questions.

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Press Release of Gaylord and ResortQuest

August 5, 2003

[GAYLORD ENTERTAINMENT LOGO]	[RESORT QUEST INTERNATIONAL RELAX LOGO]

INFORMATION FOR RELEASE

GAYLORD ENTERTAINMENT TO ACQUIRE
RESORTQUEST INTERNATIONAL

Accretive Acquisition Significantly Expands Hospitality Offerings

NASHVILLE, Tenn. – (Aug. 5, 2003) – Gaylord Entertainment Company (NYSE: GET) today announced that it has agreed to acquire ResortQuest International (NYSE: RZT), the nation’s largest vacation rental property management company. The purchase, which will be a stock-for-stock transaction using a fixed exchange ratio of 0.275 Gaylord Entertainment shares for each ResortQuest share, is expected to be tax free to ResortQuest shareholders. Based on Gaylord Entertainment’s closing stock price on Aug. 4, 2003, the acquisition is estimated at approximately $177 million, including approximately $68 million of ResortQuest net debt ($71 million in senior debt and $3 million in unrestricted cash).

ResortQuest International holds the leading market position in the vacation rental property management industry, with an approximate 4% market share of an estimated $10 billion market in the United States. ResortQuest manages the only nationwide branded network of properties representing approximately 20,000 vacation rental homes and condominiums, primarily at beach, mountain, and desert resorts. ResortQuest also offers real estate brokerage services to both management customers and other vacation home and condominium owners.

“This acquisition will transform Gaylord Entertainment into a multi-product hospitality company that can offer a range of accommodations to convention, business and leisure travelers,” said Colin Reed, president and chief executive officer of Gaylord Entertainment. “Throughout the last year, we have been building a strategic plan to accelerate our growth in non-capital intensive ways by extending offerings to customers with whom we have a captive relationship through our hospitality and leisure businesses, while exploiting the skill set of our senior management team. Our extensive research has indicated that we have a substantial existing and target customer base that chooses to vacation at either beach or mountain rental accommodations. ResortQuest’s high-quality vacation properties will be a valuable complement to both our meetings-focused Gaylord Hotels brand, and our “country lifestyle” Grand Ole Opry brand.”

The transaction represents a significant opportunity to develop the ResortQuest brand more fully by leveraging the Gaylord management team’s track record of building and growing brands. Gaylord will also deliver additional demand into the ResortQuest network by cross-marketing ResortQuest’s vacation properties to Gaylord’s millions of Gaylord Hotels convention-goers and millions of country lifestyle consumers who frequent the Grand Ole Opry, watch it on television or listen to its radio programs. This will build additional awareness for the ResortQuest brand, and generate additional occupancy and revenue for both the combined company and the individual unit owners. Additionally, Gaylord will reach new ResortQuest consumers to whom it will introduce its current array of hospitality and country lifestyle offerings.

“This is an attractive deal for all of ResortQuest’s stakeholders – our rental customers, property owners and shareholders,” said ResortQuest chief executive officer Jim Olin. “We believe that there are significant revenue opportunities with Gaylord, given its consumer reach. Our 1.6 million guest database will be combined with Gaylord’s eight-plus million consumer reach, which should bode well for the rental income to our homeowners and provide us an additional significant competitive advantage in our resort markets. We are confident that the experienced management team at Gaylord will help ResortQuest solidify and build on our current brand. In addition, we can leverage the scale of Gaylord’s financial platform to operate and grow more efficiently. With its customer base, commitment to technology and marketing and well-known hospitality reputation, Gaylord will significantly enhance the ResortQuest franchise.”

Under certain circumstances Gaylord Entertainment will provide $10 million of working capital for general corporate use to be accessed by ResortQuest between signing and closing. Gaylord intends to refinance all of ResortQuest’s outstanding debt.

At the completion of the transaction, ResortQuest will continue to operate as a separate brand and will continue to be led by Jim Olin and other members of the existing senior management team. Gaylord plans to have ResortQuest continue to operate in Destin, FL, which is home to ResortQuest’s fastest growing and most profitable region.

“We believe ResortQuest has enormous untapped value, and with new marketing and branding initiatives along with Gaylord’s strong and experienced leadership, we fully expect this acquisition to contribute significantly to the long-term financial prospects of our company,” said David Kloeppel, Gaylord Entertainment chief financial officer. “While there will be cost synergies as part of this acquisition, the majority of improved profitability is expected from increased revenues. Combined, we expect the transaction to be accretive to 2004 results excluding the impact of increased revenues and expense reductions, which we expect to add EBITDA(1) of approximately $2 million in 2004 and approximately $5 million in 2005.”

Both companies remain comfortable with their prior guidance.

The transaction, which is subject to government, regulatory and shareholder approvals, is expected to close in early 2004. ResortQuest has agreed to pay a break-up fee of $6 million if the proposed deal is not consummated under certain circumstances. Certain holders of Gaylord and ResortQuest common stock have agreed to vote in favor of the transaction. The transaction was approved unanimously by the boards of directors of both companies.

Deutsche Bank acted as financial advisor to Gaylord Entertainment, and Citigroup advised ResortQuest International.

Conference Call Today

Gaylord Entertainment will hold a joint conference call with ResortQuest International to discuss this announcement today at 11 a.m. EST. To participate on the call, please dial (973) 582-2706 and request the Gaylord/ResortQuest call (confirmation #4083269). A recording of the call will be available for seven days by dialing (973) 341-3080 and entering access code 4083269.

Investors can listen to the conference call over the Internet at www.resortquest.com, or at www.gaylordentertainment.com under the Investor Relations \ Other Information tab. To listen to the live call, please go to the Investor Relations section of the Web site at least 15 minutes early to register, download and install any necessary audio software. For those who cannot listen to the live broadcast, a replay will be made available shortly after the call and will run for 30 days.

About Gaylord Entertainment

Gaylord Entertainment, a leading hospitality and entertainment company based in Nashville, Tenn., owns and operates Gaylord Hotels branded properties, including the Gaylord Opryland Resort & Convention Center in Nashville and the Gaylord Palms Resort & Convention Center in Kissimmee, Fla., and the Radisson Opryland Hotel in Nashville. The company’s entertainment brands include the Grand Ole Opry, the Ryman Auditorium, the General Jackson Showboat, the Springhouse Golf Club, the Wildhorse Saloon and WSM-AM. Gaylord Entertainment’s stock is traded on the New York Stock Exchange under the symbol GET. For more information about the company, visit www.gaylordentertainment.com.

About ResortQuest International

ResortQuest International, the first brand name “real-time” online booking service (www.resortquest.com) in vacation condominium and home rentals and sales, provides a one-stop resource in over 50 premier resort destinations in the U.S. and Canada. ResortQuest is the nation’s leading vacation rental property management company, based on a portfolio of approximately 20,000 vacation rental properties with a combined real estate value estimated in excess of $7.0 billion.

1 EBITDA (defined as earnings before interest, taxes, depreciation, amortization, pre-opening expense, non-cash lease and naming rights agreement expenses, as well as other non-recurring or non-cash items) is in the discussion of operating results because the Company believes it allows for a more complete analysis of operating performance by presenting an analysis of operations separate from the earnings impact of capital transactions. The Company also believes EBITDA provides an additional measure of our ability to service debt, fund capital expenditures and grow our business. Pre-opening expense, non-recurring and non-cash items, such as asset write-downs and impairment losses, are excluded from EBITDA as these items do not impact operating results on a recurring basis. EBITDA can be computed by adding depreciation, amortization, pre-opening expense, non-recurring and non-cash items to operating income from continuing operations. This information should not be considered as an alternative to any measure of performance as promulgated under accounting principles generally accepted in the United States (such as operating income, net income or cash from operations), nor should it be considered as an indicator of our overall financial performance. EBITDA does not fully consider the impact of investing or financing transactions, as it specifically excludes depreciation and interest charges, which should also be considered in the overall evaluation of our results of operations. Our method of calculating EBITDA may be different from the method used by other companies and therefore comparability may be limited.

This press release contains statements as to the company’s beliefs and expectations of the outcome of future events that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the statements made. These include the risks and uncertainties associated with economic conditions affecting the hospitality business generally, the timing of the opening of new hotel facilities, costs associated with developing new hotel facilities, costs associated with changes to the Company’s historical financial statements, business levels at the company’s hotels, the ability to complete potential divestitures successfully and the ability to consummate financing for new developments. Other factors that could cause operating and financial results to differ are described in the filings made from time to time by Gaylord Entertainment with the Securities and Exchange Commission.

Gaylord Entertainment does not undertake any obligation to release publicly any revisions to forward-looking statements made by it to reflect events or circumstances occurring after the date hereof or the occurrence of unanticipated events.

Factors that could cause ResortQuest’s actual results to differ materially from the statements made include the risks associated with obtaining the necessary consents and approvals and meeting the other conditions necessary to consummate the merger with Gaylord Entertainment Company and obtain the associated credit line, continued acceptance of ResortQuest’s First Resort software, the anticipated slowdown in reservation deposits, poor weather reducing the number of stays at ResortQuest’s managed facilities, ResortQuest’s ability to meet its cash needs with available sources of cash, successful integration of additional acquired companies, factors affecting internal growth and management of growth, ResortQuest’s acquisition strategy and the availability of financing, the tour and travel industry, seasonality, quarterly fluctuations and general economic conditions, dependence on technology and travel providers, and other factors discussed from time to time in ResortQuest’s Securities and Exchange Commission reports, including its annual report on Form 10-K for the year ended December 31, 2002.

This communication is not a solicitation of a proxy from any security holder of Gaylord Entertainment Company or ResortQuest International, Inc. Gaylord and ResortQuest intend to file a registration statement on Form S-4 with the SEC in connection with the merger. The Form S-4 will contain a prospectus, a proxy statement and other documents for the stockholders’ meetings of Gaylord and ResortQuest at which time the proposed transaction will be considered. Gaylord and ResortQuest plan to mail the proxy statement and prospectus contained in the Form S-4 to their respective stockholders. The Form S-4, proxy statement and prospectus will contain important information about Gaylord, ResortQuest, the merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the merger will be available when filed free of charge at the SEC’s web site, www.sec.gov. In addition, all documents filed with the SEC by Gaylord in connection with the merger will be made available to investors free of charge by writing to: Gaylord Entertainment Company, One Gaylord Drive, Nashville, Tennessee 37214, Attn: Investor Relations. All documents filed with the SEC by ResortQuest in connection with the merger will be made available to investors free of charge by writing to: ResortQuest International, Inc., Suite 203, 8955 Highway 98 West, Destin, Florida 32550, Attn: Investor Relations.

Gaylord, ResortQuest, their respective directors and executive officers may be deemed participants in the solicitation of proxies from Gaylord’s stockholders and ResortQuest’s stockholders. Information concerning Gaylord’s directors and certain executive officers and their direct and indirect interests in Gaylord is contained in its proxy statement for its 2003 annual meeting of stockholders. Information concerning ResortQuest’s directors and certain executive officers and their direct and indirect interests in ResortQuest is contained in its proxy statement for its 2003 annual meeting of stockholders. Additional information regarding the interests of these participants in the merger will be available in the proxy statement regarding the merger. Investors can obtain free copies of these documents from the SEC’s website, Gaylord and ResortQuest using the contact information above.

Investor Relations Contacts:	Media Contacts:
David Kloeppel, CFO	Jim Brown
Gaylord Entertainment	Gaylord Entertainment
(615) 316-6101	(615) 316-6302
dkloeppel@gaylordentertainment.com	jbrown@gaylordentertainment.com
~or~	~or~
Key Foster, VP Corporate Finance &	Dan O’Connor
Investor Relations	Sloane & Company
Gaylord Entertainment	(212) 446-1865
(615) 316-6132	doconnor@sloanepr.com
kfoster@gaylordentertainment.com
~or~
Jenny Lee
Sloane & Company
(212) 446-1892
jlee@sloanepr.com

Press Release of ResortQuest
August 5, 2003

RESORTQUEST INTERNATIONAL ANNOUNCES SECOND QUARTER 2003 FINANCIAL RESULTS

-Company Realizes 3.8% Increase in RevPAU as EBITDA Stabilizes

Destin, FL, August 5, 2003 – ResortQuest International, Inc. (NYSE: RZT), the nation’s leading property manager of vacation condos, homes and villas, today announced financial results for the second quarter ended June 30, 2003.

As previously announced today, ResortQuest has agreed to be acquired by Gaylord Entertainment Company (NYSE: GET) in a stock-for-stock acquisition estimated at $177 million, including approximately $68 million of ResortQuest net debt ($71 million in senior debt and $3 million in unrestricted cash). For additional information, please refer to today’s joint release, which can be found on http://www.resortquest.com.

Second Quarter Highlights

The following are operational highlights from the second quarter:

•	Revenue per available unit (“RevPAU”) comparisons increased 3.8% in the second quarter 2003 as compared to prior year versus an 8.1% decline in the first quarter 2003 as compared to prior year.

•	Overall average daily rate (“ADR”) increased 6.8% in the second quarter 2003 versus a 2.1% increase in the first quarter 2003.

•	Continued strength in the Hawaii market evidenced by a 3.4% increase in gross lodging revenues.

•	Cross-selling of our guest database created 4%, or $8.4 million, of the Company’s gross lodging revenues for the first six months of 2003.

•	Portofino, ResortQuest’s new marquee resort in Pensacola Beach, FL, officially opened and currently has approximately 135 units and an ADR for the summer in excess of $200.

•	The launch of the “Quest for America” cross-selling promotional campaign builds off the success of the Tan Now/Ski Later, Free! Program.

•	ResortQuest/Wells Fargo mortgage origination joint venture officially began operations in June.

•	Signed an alliance with AAA’s Auto Club Group, giving the group’s 4.1 million members preferred rates on ResortQuest vacation rentals across North America.

•	Launched the second ResortQuest Specialist certification process for Travel Agents through Travel Agent Magazine’s TA University.

Second Quarter Results

ResortQuest reported revenues of $48.4 million for the second quarter of 2003, which are relatively flat from revenues of $48.9 million for the prior year second quarter. Included in both periods is other revenue from managed entities that primarily relates to reimbursed payroll expense and related benefits. The Company reported net income for the second quarter of 2003 of $1.3 million, compared to net income of $2.2 million in 2002. This translates to diluted earnings per share of $0.07 in the second quarter of 2003, as compared to diluted earnings per share of $0.12 in the second quarter of 2002. Included in the second quarter of 2003 is $366,000 of expenses related to the move of the Company’s corporate office to Destin, Florida. As previously disclosed, relocation expenses are excluded from the Company’s annual EBITDA(1) margin estimate.

The Company reported EBITDA of $5.9 million in the second quarter of 2003 compared to $6.5 million in the second quarter of 2002, a 9.0% decline. EBITDA per diluted share was $0.31 in the second quarter of 2003 as compared to $0.33 in the second quarter of 2002. The number of ResortQuest diluted shares outstanding for the second quarter of 2002 and 2003 was 19.4 million and 19.3 million, respectively.

For the six months ended June 30, 2003, total revenues declined 3.0% to $95.0 million. Net income for the six-month period was $2.0 million, and diluted earnings per share was $0.11. EBITDA declined 21.3% to $10.6 million compared to $13.5 million in the first six months of 2002. EBITDA per diluted share was $0.55 versus $0.70 in the comparable prior year period. Included in the first six months of 2003 is $672,000 of expenses related to the move of the Company’s corporate office to Destin, Florida. The Company estimates that the total cost of the move will be $800,000 to $900,000, which includes actual moving costs and related severance. Management anticipates that the relocation of its corporate office and the continued accounting consolidation from existing operations in Colorado and Hawaii will save ResortQuest over $1 million annually beginning in the second half of 2003. Included in the first quarter of 2002 is $502,000 of expenses related to professional fees resulting from certain employee-related matters and a study to explore financing and strategic growth alternatives. Additionally, in the first quarter of 2002, the Company recorded, upon the adoption of a new accounting principle, an after-tax non-cash goodwill charge of $6.3 million related to its Desert resorts.

“As anticipated, our business experienced a rebound in the second quarter after a challenging first quarter,” said Jim Olin, President and Chief Executive Officer of ResortQuest. “We are very pleased by the resilience of our business as we came through the unique challenges that our industry faced during the first part of this year. Our strategy of increasing our focus on the drive-to markets is paying off and we are seeing solid performance in these markets as we progress through the summer months. We are excited to be settled into our new headquarters in Destin, and we are already seeing the benefits of the consolidation of our operations.”

Second Quarter Operating Highlights

Total gross lodging revenues were $99.8 million for the second quarter of 2003, compared to $98.3 million in the second quarter of 2002 representing a 1.5% increase. Average daily rate for all lodging in the quarter increased 6.8% to $146.96 as compared to $137.55 in 2002. The Beach resorts, which include the majority of the drive-to destinations, experienced a 2.1% increase in gross lodging revenues to $60.3 million driven by a 5.3% increase in ADR. The Hawaii resorts’ gross lodging revenues increased 3.4% to $34.0 million in the second quarter of 2003 from $32.9 million in the second quarter of 2002 as Hawaii continued its strong rebound in May and June as the impact of SARS subsided. The Company experienced declines in gross lodging revenues in both its Desert and Mountain resorts primarily due to lower occupancy levels in fly-to markets during April. Total occupancy levels were down slightly from 49.3% in the second quarter of 2002 to 47.9% in the second quarter of 2003. The total number of exclusively managed units was down 3.9% to 17,854 in 2003 as the Company pared back lower-end units in markets where demand had softened enabling the Company to increase ADR by increasing the occupancy in higher yielding units. The Real Estate and Other income statement line item decreased 16.5% in the second quarter of 2003 from the second quarter in 2002 due to continued weakness in the overall high-end real-estate market.

“As we refine the makeup of our property inventory to better meet the demands of our customers and react to market dynamics, we are pleased that three out of our four regions experienced positive RevPAU growth in the quarter,” said Park Brady, Senior Vice President and Chief Operating Officer. “By focusing on higher performing units, we are seeing a positive impact to ADR, which rose 6.8% in the quarter over the previous year.”

“In our effort to more effectively cross-sell our network of properties, we have renamed our successful, long-running ‘Ski Now/Tan Later’ marketing promotion ‘Quest for America’ and expanded its scope to include all markets across our network,” added Olin. “This strategy is definitely beginning to reap benefits, as we generated cross-selling gross lodging revenues of over $8 million for the six months ended June 30, 2003. As part of our on-going strategy to standardize and improve the customer experience, we have opened our new management training center in Fort Walton, Florida, where all new managers will receive a consistent and formalized training experience before deployment to the field. While we are encouraged with the upward trends in our property management business as we enter the third quarter, we are also pleased to report that it has been a breakthrough quarter for our First Resort Software unit. We are continuing to experience high market acceptance and sales of not only our flagship software, V12, but also our full range of technology services. These factors, in conjunction with the restructuring of First Resort at the end of 2002, are resulting in a significantly positive impact on the profitability of this operation.”

Balance Sheet

As previously discussed, the Company plans to merge with Gaylord Entertainment Company in a stock-for-stock acquisition estimated at $177 million, including approximately $68 million of ResortQuest net debt ($71 million in senior debt and $3 million in unrestricted cash). As part of this transaction, Gaylord will provide the Company, subject to the approval of ResortQuest’s lenders, a working capital line of credit of up to $10 million. This line of credit, if utilized, will bear interest at 10.5% per annum and will remain outstanding until the earliest to occur of the closing of the acquisition, August 4, 2005, or the termination of the merger agreement. Given the Company’s need to fund certain fixed costs during its off season coupled with an anticipated slow down in reservation deposits in October and November due to recently experienced shorter reservation lead times, the Company may be required to utilize this line of credit. The utilization of the line of credit is subject to the consent of ResortQuest’s lenders by September 8, 2003.

At June 30, 2003, the Company had $36.9 million in total cash and total debt of $70.5 million, which generated a debt to total capitalization of 35%.

Outlook

The following information is based on current information as of August 5, 2003. The Company does not expect to update full year guidance until next quarter’s earnings release; however, the Company may update the full business outlook or any portion thereof at any time for any reason.

The Company expects a continued challenging economic environment for the lodging industry although it is pleased with the drive-to market performance thus far this summer as consumers stay closer to home when taking leisure trips. ResortQuest is benefiting from this situation given its significant inventory in these primarily drive-to markets. The Company’s expectations for 2003 are revenues, excluding other revenue from managed properties, of $150-$155 million with EBITDA margin in the 12% range.

CONFERENCE CALL

The previously announced earnings call will now be jointly hosted by ResortQuest International and Gaylord Entertainment and will address today’s acquisition announcement. The call will take place today, August 5, 2003 at 11:00 a.m. (EDT). To participate on the call, please dial (973) 582-2706 and request the ResortQuest conference call. A recording of the call will be available for 7 days by dialing (973) 341-3080 and entering access code 4083269. The call will be simultaneously broadcast over the Internet and will be available thereafter at www.resortquest.com.

(1)	EBITDA, defined as earnings before interest, taxes, depreciation and amortization, is presented as supplemental information in the discussion of operating results above and in the accompanied financial tables because the Company believes that analysis of EBITDA (a non-GAAP measure), along with other GAAP measurements, provides a more comprehensive representation of the Company’s financial performance. EBITDA is commonly used in the lodging industry as a measure of performance and as a basis for valuation of lodging Companies. EBITDA should not be regarded as an alternative or replacement to any GAAP measurement of performance. All companies do not calculate EBITDA in the same manner. As a result, EBITDA as presented by our Company may not be comparable to similar titles presented by other companies. See the following reconciliation of EBITDA to operating income.

Reconciliation of EBITDA to Net Income:

	Three Months Ended		Six Months Ended

	June 30,	June 30,	June 30,	June 30,
	2002	2003	2002	2003

EBITDA	$6,471	$5,890	$13,505	$10,627
Depreciation	1,533	1,669	2,963	3,334
Interest and other expense, net	1,364	2,031	2,830	3,844
Income taxes	1,340	902	2,892	1,419
Change in acct principle, net	—	—	6,280	—

Net income	$2,234	$1,288	$(1,460)	$2,030

Corporate Relocation Detail:
Corporate Relocation Expense	$—	$366	$—	$672

About ResortQuest International

ResortQuest International, the first brand name “real-time” online booking service (www.resortquest.com) in vacation condominium and home rentals and sales, provides a one-stop resource in over 50 premier resort destinations in the U.S. and Canada. ResortQuest is the nation’s leading vacation rental property management company, based on a portfolio of approximately 20,000 vacation rental properties with a combined real estate value estimated in excess of $7.0 billion.

This news release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. These forward-looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause the results of ResortQuest and its consolidated subsidiaries to differ materially from those expressed or implied by such forward looking statements. In addition to the factors discussed above, other factors that could cause actual results to differ materially include the risks associated with obtaining the necessary consents and approvals and meeting the other conditions necessary to consummate the merger with Gaylord Entertainment Company and obtain the associated credit line, continued acceptance of the Company’s First Resort software, the anticipated slowdown in reservation deposits, poor weather reducing the number of stays at Company managed facilities, the Company’s ability to meet its cash needs with available sources of cash, successful integration of additional acquired companies, factors affecting internal growth and management of growth, ResortQuest’s acquisition strategy and the availability of financing, the tour and travel industry, seasonality, quarterly fluctuations and general economic conditions, dependence on technology and travel providers, and other factors discussed from time to time in ResortQuest’s Securities and Exchange Commission reports, including its annual report on Form 10-K for the year ended December 31, 2002.

Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and, therefore, there can be no assurance that the forward-looking statements included in this filing will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by ResortQuest or any other person that the objectives and plans of the Company will be achieved. The company undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or any other reason.

This communication is not a solicitation of a proxy from any security holder of Gaylord Entertainment Company or ResortQuest International, Inc. Gaylord and ResortQuest intend to file a registration statement on Form S-4 with the SEC in connection with the merger. The Form S-4 will contain a prospectus, a proxy statement and other documents for the stockholders’ meetings of Gaylord and ResortQuest at which time the proposed transaction will be considered. Gaylord and ResortQuest plan to mail the proxy statement and prospectus contained in the Form S-4 to their respective stockholders. The Form S-4, proxy statement and prospectus will contain important information about Gaylord, ResortQuest, the merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the merger will be available when filed free of charge at the SEC’s web site, www.sec.gov. In addition, all documents filed with the SEC by Gaylord in connection with the merger will be made available to investors free of charge by writing to: Gaylord Entertainment Company, One Gaylord Drive, Nashville, Tennessee 37214, Attn: Investor Relations. All documents filed with the SEC by ResortQuest in connection with the merger will be made available to investors free of charge by writing to: ResortQuest International, Inc., Suite 203, 8955 Highway 98 West, Destin, Florida 32550, Attn: Investor Relations.

Gaylord, ResortQuest, their respective directors and executive officers may be deemed participants in the solicitation of proxies from Gaylord’s stockholders and ResortQuest’s stockholders. Information concerning Gaylord’s directors and certain executive officers and their direct and indirect interests in Gaylord is contained in its proxy statement for its 2003 annual meeting of stockholders. Information concerning ResortQuest’s directors and certain executive officers and their direct and indirect interests in ResortQuest is contained in its proxy statement for its 2003 annual meeting of stockholders. Additional information regarding the interests of these participants in the merger will be available in the proxy statement regarding the merger. Investors can obtain free copies of these documents from the SEC’s website, Gaylord and ResortQuest using the contact information above.

###

Investor Relations Contacts:	Media Contacts:
ResortQuest International	Sloane & Company
Mitch Collins / David Selberg	Dan O’Connor
(850) 278-4000	(212) 446-1865

Sloane & Company
Jenny Lee
(212) 446-1892

ResortQuest International, Inc.
Condensed Consolidated Statements of Operations
(unaudited)

	Three Months Ended		Six Months Ended

	June 30,	June 30,	June 30,	June 30,
(in thousands)	2002	2003	2002	2003

Revenues
Property management fees	$19,929	$20,180	$45,253	$42,736
Service fees	12,398	12,908	22,698	22,978
Real estate and other	7,549	6,306	12,437	11,350

	39,876	39,394	80,388	77,064
Other revenue from managed entities(1)	8,981	9,000	17,484	17,887

Total revenues	48,857	48,394	97,872	94,951
Operating expenses
Direct operating	21,082	21,073	41,224	41,741
General and administrative	12,323	12,431	25,659	24,696

	33,405	33,504	66,883	66,437
Other expenses from managed entities(1)	8,981	9,000	17,484	17,887

Total operating expenses	42,386	42,504	84,367	84,324

EBITDA(2)	6,471	5,890	13,505	10,627
Depreciation	1,533	1,669	2,963	3,334

Total non-cash expenses	1,533	1,669	2,963	3,334

Operating income	4,938	4,221	10,542	7,293
Interest and other expense, net	1,364	2,031	2,830	3,844

Income before income taxes	3,574	2,190	7,712	3,449
Provision for income taxes	(1,340)	(902)	(2,892)	(1,419)

Income before the cumulative effect of a change in accounting principle	2,234	1,288	4,820	2,030
Cumulative effect of a change in accounting principle(3)	—	—	(6,280)	—

Net income (loss)	$2,234	$1,288	$(1,460)	$2,030

Earnings per share
Basic and Diluted
Before cumulative effect of a change in accounting principle	$0.12	$0.07	$0.25	$0.11
Cumulative effect of a change in accounting principle	—	—	(0.33)	—

	$0.12	$0.07	$(0.08)	$0.11

EBITDA per diluted share(2)	$0.33	$0.31	$0.70	$0.55

(1)	Other revenue and expenses from managed entities are included in our reported results in response to a recent FASB pronouncement. These costs relate primarily to reimbursed payroll costs and related benefits for managed entities where we are the manager. These costs primarily relate to our Hawaii resorts.

(2)	EBITDA, a non-GAAP measure, is defined as earnings before interest, taxes, and depreciation and excludes the cumulative effect of a change in accounting principle.

(3)	Beginning January 1, 2002, the Company adopted SFAS Nos. 141 and 142 as it relates to the accounting for goodwill and related amortization. In conjunction with the adoption of these pronouncements, the Company recorded a $6.3 million non-cash goodwill charge, net of a $1.9 million income tax benefit, related to its Desert resorts. Additionally, the Company has ceased recording amortization of all existing goodwill and any goodwill associated with future mergers and acquisitions.

ResortQuest International, Inc.
Performance Statistics
Total System(2)

	Three Months Ended				Six Months Ended

	June 30,	June 30,			June 30,	June 30,
	2002	2003	Var		2002	2003	Var

Beach
Gross Lodging Revenues(1)	$59,080	$60,332		2.1%	$93,439	$88,433		(5.4)%
Occupancy	47.4%	46.1%	(1.3	)pts	51.7%	47.0%	(4.7	)pts
ADR	$180.18	$189.69		5.3%	$133.74	$140.15		4.8%
RevPAU	$85.39	$87.36		2.3%	$69.11	$65.88		(4.7)%
Total Units	9,327	9,155		(1.8)%	9,327	9,155		(1.8)%
Hawaii
Gross Lodging Revenues(1)	$32,938	$34,048		3.4%	$70,061	$73,551		5.0%
Occupancy	69.2%	69.9%	0.7	pts	73.5%	73.4%	(0.1	)pts
ADR	$100.58	$109.00		8.4%	$105.80	$114.08		7.8%
RevPAU	$69.60	$76.21		9.5%	$77.72	$83.75		7.8%
Total Units	5,512	5,203		(5.6)%	5,512	5,203		(5.6)%
Mountain
Gross Lodging Revenues(1)	$5,141	$4,454		(13.4)%	$37,724	$33,042		(12.4)%
Occupancy	18.7%	16.2%	(2.5	)pts	36.4%	30.5%	(5.9	)pts
ADR	$110.50	$109.27		(1.1)%	$204.96	$209.14		2.0%
RevPAU	$20.67	$17.70		(14.4)%	$74.53	$63.78		(14.4)%
Total Units	3,265	3,128		(4.2)%	3,265	3,128		(4.2)%
Desert
Gross Lodging Revenues(1)	$1,100	$923		(16.1)%	$4,713	$3,393		(28.0)%
Occupancy	34.8%	26.6%	(8.2	)pts	50.3%	40.6%	(9.7	)pts
ADR	$88.25	$121.60		37.8%	$124.76	$141.00		13.0%
RevPAU	$30.75	$32.30		5.0%	$62.81	$57.31		(8.8)%
Total Units	469	368		(21.5)%	469	368		(21.5)%
Total
Gross Lodging Revenues(1)	$98,259	$99,757		1.5%	$205,937	$198,419		(3.7)%
Occupancy	49.3%	47.9%	(1.4	)pts	55.8%	52.1%	(3.7	)pts
ADR	$137.55	$146.96		6.8%	$130.11	$136.11		4.6%
RevPAU	$67.79	$70.37		3.8%	$72.65	$70.92		(2.4)%
Total Units	18,573	17,854		(3.9)%	18,573	17,854		(3.9)%

(1)	Lodging revenues are in thousands and represent the total rental charged to property rental customers. Our revenue represents from 3% to over 40% of the lodging revenues based on the services provided by us.

(2)	Total system statistics include all exclusive managed contracts from the period under management through June 30, 2002 and June 30, 2003. Excluded from these statistics are non-exclusive management contracts which approximated 1,500 units as of June 30, 2002 and 1,600 as of June 30, 2003. Also excluded from these statistics are owner use nights and renovation nights which were approximately 12.3% of gross available nights in the three months ended June 30, 2002, 12.9% of gross available nights in the three months ended June 30, 2003, 13.9% of gross available nights in the six months ended June 30, 2002 and 14.2% of gross available nights in the six months ended June 30, 2003.

ResortQuest International, Inc.
Performance Statistics
Same-Store (2)

	Three Months Ended				Six Months Ended

	June 30,	June 30,			June 30,	June 30,
	2002	2003	Var		2002	2003	Var

Beach
Gross Lodging Revenues(1)	$58,937	$60,332		2.4%	$93,210	$88,433		(5.1)%
Occupancy	47.6%	46.1%	(1.5	)pts	51.8%	47.0%	(4.8	)pts
ADR	$180.74	$189.69		5.0%	$134.41	$140.15		4.3%
RevPAU	$85.97	$87.36		1.6%	$69.59	$65.88		(5.3)%
Total Units	9,248	9,155		(1.0)%	9,248	9,155		(1.0)%
Hawaii
Gross Lodging Revenues(1)	$32,938	$34,048		3.4%	$70,061	$73,551		5.0%
Occupancy	69.2%	69.9%	0.7	pts	73.5%	73.4%	(0.1	)pts
ADR	$100.58	$109.00		8.4%	$105.80	$114.08		7.8%
RevPAU	$69.60	$76.21		9.5%	$77.72	$83.75		7.8%
Total Units	5,512	5,203		(5.6)%	5,512	5,203		(5.6)%
Mountain
Gross Lodging Revenues(1)	$5,141	$4,454		(13.4)%	$37,724	$33,042		(12.4)%
Occupancy	18.7%	16.2%	(2.5	)pts	36.4%	30.5%	(5.9	)pts
ADR	$110.50	$109.27		(1.1)%	$204.96	$209.14		2.0%
RevPAU	$20.67	$17.70		(14.4)%	$74.53	$63.78		(14.4)%
Total Units	3,265	3,128		(4.2)%	3,265	3,128		(4.2)%
Desert
Gross Lodging Revenues(1)	$1,100	$923		(16.1)%	$4,713	$3,393		(28.0)%
Occupancy	34.8%	26.6%	(8.2	)pts	50.3%	40.6%	(9.7	)pts
ADR	$88.25	$121.60		37.8%	$124.76	$141.00		13.0%
RevPAU	$30.75	$32.30		5.0%	$62.81	$57.31		(8.8)%
Total Units	469	368		(21.5)%	469	368		(21.5)%
Total
Gross Lodging Revenues(1)	$98,116	$99,757		1.7%	$205,708	$198,419		(3.5)%
Occupancy	49.4%	47.9%	(1.5	)pts	55.9%	52.1%	(3.8	)pts
ADR	$137.70	$146.96		6.7%	$130.40	$136.11		4.4%
RevPAU	$67.98	$70.37		3.5%	$72.89	$70.92		(2.7)%
Total Units	18,494	17,854		(3.5)%	18,494	17,854		(3.5)%

(1)	Lodging revenues are in thousands and represent the total rental charged to property rental customers. Our revenue represents from 3% to over 40% of the lodging revenues based on the services provided by us.

(2)	For better comparability, the above statistics exclude all non-exclusive management contracts as well as all properties that were not part of ResortQuest for both time periods, which approximated 1,600 units as of June 30, 2002 and June 30, 2003. Also excluded from these statistics are owner use nights and renovation nights which were approximately 12.3% of gross available nights in the three months ended June 30, 2002, 12.9% of gross available nights in the three months ended June 30, 2003, 13.9% of gross available nights in the six months ended June 30, 2002 and 14.2% of gross available nights in the six months ended June 30, 2003.

E-mail to Gaylord Employees
August 5, 2003

This morning, our company announced an agreement to acquire ResortQuest International, the nation’s largest vacation property management company. I want to tell each of you how excited I am to share this great news. Let me explain why.

As you know, our management team has been working hard to reposition our company. By bringing in a team that has extensive experience in the hospitality and leisure business and by shedding businesses, the result is we are a very different company to one of several years ago. This repositioning of our company has taken place so that we could grow again with a focused strategy. During this time, we have been looking for opportunities that complement our core hospitality strategy, and I believe this acquisition does just that.

ResortQuest is a New York Stock Exchange public company (RZT) and has more than 20,000 properties across North America. And they have diverse upscale properties in mountain and seaside resort locations, including Florida, North Carolina, Tennessee, Colorado and Hawaii, among many beautiful places. I am sure many of you have stayed at their properties over the years.

A copy of this morning’s press release is attached, which details where we believe we can achieve success with ResortQuest’s valuable assets. Our intention is to cross-market these properties to our convention and meeting customers, and we believe the “country lifestyle” customers that we touch through the Grand Ole Opry and our radio stations offer a unique and exciting group to whom we can market. Our ResortQuest customers will learn about our fabulous brands, like the Gaylord Hotels and Grand Ole Opry, and this will give us the opportunity to stimulate more business into our present locations.

We are committed to build the finest hospitality and leisure company in the nation, and I thank you for the efforts you are giving every day. More customers are saying they are having highly satisfied experiences at our hotels, and with ResortQuest soon to be part of our mix we have a tremendous opportunity to grow Gaylord Entertainment.

Regards,

Colin

Transcript of voicemail announcement
August 5, 2003

VOICE MAIL TO GAYLORD EMPLOYEES/ SENT TO EMPLOYEES ON TUESDAY, AUGUST 5

GOOD MORNING. THIS IS COLIN REED.

I HAVE SOME VERY EXCITING NEWS TO SHARE WITH YOU TODAY.

EARLY THIS MORNING WE ANNOUNCED THAT GAYLORD ENTERTAINMENT IS ACQUIRING RESORTQUEST INTERNATIONAL, THE NATION’S LARGEST VACATION RENTAL PROPERTY COMPANY.

RESORTQUEST IS A PUBLICLY-TRADED COMPANY ON THE NEW YORK STOCK EXCHANGE (TICKER SYMBOL RZT).

1

THIS TRANSACTION WILL IMMEDIATELY TRANSFORM GAYLORD ENTERTAINMENT INTO A MULTI-PRODUCT HOSPITALITY COMPANY THAT OFFERS A BROAD RANGE OF ACCOMMODATIONS TO CONVENTION, BUSINESS AND LEISURE TRAVELERS.

WHEN COMPLEMENTED WITH OUR ATTRACTIONS BUSINESSES, AND OF COURSE, THE GRAND OLE OPRY, WE ARE GENUINELY EXCITED ABOUT THE POSSIBILITIES FOR OUR ORGANIZATION AND ITS FUTURE.

IN YOUR EMAIL YOU WILL FIND A LETTER FROM ME, AS WELL AS A PRESS RELEASE WHICH MORE FULLY EXPLAINS THIS TRANSACTION; INCLUDING THE SIZE AND SCOPE, TIMING, AND THE RATIONALE BEHIND THIS UNIQUE OPPORTUNITY.

2

I AM COMMUNICATING THIS VOICE MAIL BECAUSE I SIMPLY WANTED TO GET THIS NEWS TO YOU AS QUICKLY AS POSSIBLE.

THE BOARD AND THE PARTNER GROUP ARE VERY EXCITED ABOUT THE POSSIBILITIES THIS ACQUISITION PRESENTS.

AS YOU KNOW, I AM EXTREMELY PASSIONATE ABOUT PROVIDING FLAWLESS SERVICE TO OUR CUSTOMERS, AND WITHOUT THE EFFORTS OF YOU, OUR STARS, AND YOUR DAY TO DAY DEDICATION TO YOUR JOBS, IT WOULD BE DIFFICULT TO CONSIDER THE GREATNESS OF OUR ORGANIZATION, WITHOUT SAYING THANK YOU FOR YOUR HARD WORK.

3

SO – AS WE CONTINUE TO GROW OUR COMPANY, I LOOK FORWARD TO SHARING ADDITIONAL DETAILS OVER THE COMING WEEKS.

HAVE A GREAT DAY. CHEERS.

4

Presentation to Gaylord Leadership Team
August 5, 2003

Gaylord Entertainment Company Acquisition of ResortQuest International, Inc. Gaylord Leadership Team Presentation August 5, 2003

The information contained in this slide presentation is summary information that is intended to be considered in the context of SEC filings and other public announcements made by Gaylord Entertainment (the "Company"), by press release or otherwise, from time to time. The Company undertakes no duty or obligation to publicly update or revise the information contained in this slide presentation, although it may do so from time to time as management believes is warranted. Any such updating may be made through the filing of reports or documents with the SEC, through press releases or through other public disclosure. This slide presentation contains statements as to the Company's beliefs and expectations of the outcome of future events that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the statements made. These include the risks and uncertainties associated with economic conditions affecting the hospitality business generally, the timing of the opening of new hotel facilities, costs associated with developing new hotel facilities, business levels at the Company's hotels, the ability to successfully complete potential divestitures, and the ability to consummate the financing for new developments. Other factors that could cause operating and financial results to differ are described in the filings made from time to time by the Company with the Securities and Exchange Commission. The Company does not undertake any obligation to release publicly any revisions to forward-looking statements made by it to reflect events or circumstances occurring after the date hereof or the occurrence of unanticipated events.

Table of contents I. What does ResortQuest do? II. Who is ResortQuest? III. Why does this make sense for Gaylord?

What does ResortQuest do?

Vacation property management - growth opportunities Vacation homes are not a phenomenon of only one or two regions. However, they tend to be concentrated in areas offering: access to water woodland setting golf courses mountains Top markets for vacation homes ResortQuest's locations

Vacation property management - demand Est. $10 billion market for vacation rental homes and condominiums in the US(1) highly fragmented over 4,000 management companies serve more than 600,000 units Industry has several growth drivers overall increase in pleasure travel increasing acceptance of homes/condominiums as alternative to hotels improved customer awareness through low-cost Internet distribution Vacation homes can provide better value for money to vacationers than hotels offer families greater space and convenience availability of kitchens can result in dining cost savings Affordable alternative to ownership rental option is less expensive and more flexible than timeshare or outright purchase alternatives timeshare interest requires continued annual payments (1) Excludes timeshare rentals.

Vacation property management - supply Capital to increase the vacation housing supply comes from the second home/condominium owners, not the vacation property management companies At present, there are an estimated 6.5 million second homes in the US - the highest number ever recorded vacation homes now account for approximately 5.4 percent of total US housing stock, up from 3.8 percent in mid-1980s and 4.9 percent in 1995 Baby boomer trends should boost vacation home and second home ownership approaching prime age for purchase of second home higher wealth and average incomes more active lifestyles Since the end of the stock market run-up of the late 1990's, US households have redirected investing toward housing 1997 tax law change limited taxation of capital gains on home sales

Who is ResortQuest?

Overview of ResortQuest ResortQuest holds the leading market position in the vacation property management industry only public company exclusively targeting the market only nationwide branded network of properties (first mover advantage) manages over 20,000 rental properties controls 4 to 5 percent market share closest competitor is only 20 percent of its size books an average of 650,000 family reservations per year Talented operating management Seasonal and geographic diversity manages properties in 16 states plus British Columbia beach resorts most heavily occupied during summer months mountain and desert properties most heavily occupied during winter months

Overview of ResortQuest (continued) Property Management Real Estate/Other Service 2002 revenue $25 2002 revenue $84 2002 revenue $45 Activities include: marketing renting/maintaining properties managing common areas and homeowners' associations Approximately 20,000 rental properties Over 50 resort locations ResortQuest maintains no ownership interest in the properties Has developed a proprietary five-tier unit quality rating system Provides additional services to vacationers and property owners accepts reservations collects rental/deposit payments operates check-in/out provides monthly statements to owners offers linen/housekeeping services offers specialized concierge services (i.e. reservations, ski lift tickets and beach equipment rental) Real Estate: Brokerage commissions on real estate sales (31 resorts) Other: Offers food and beverage services at select locations ResortQuest Technologies subsidiary creates and provides vacation rental software packages integrated management, reservations and accounting software licensed by over 900 other vacation property management companies 2002 revenue ($mm) Property management Service Real estate/other Property management 0.545 0.291 0.164

Illustrative economic model Property Management Real Estate/Other Service ADR x occupied rental units x days = gross lodging revenue ResortQuest charges unit owners a management fee that averages 21% of gross lodging revenue the management fee range varies from 43% in Mountain to 7% in Hawaii ResortQuest charges vacationers and homeowners fees for providing additional services Service fees average approximately 11% of gross lodging revenue the service fee range varies from 15% in Mountain to 8% in Hawaii During 2001, ResortQuest sold approx. $900 million of real estate The average gross commission is approximately 6% and is shared with the buying and selling brokers Net commission revenue is approx. 1.7% of gross real estate sold

Property management overview Desert resorts Arizona California 368 $2.7 Hawaii resorts Hawaii 5,203 $23.4 Mountain resorts Colorado British Columbia Utah Montana Oregon Idaho Tennessee 3,128 $34.7 Beach resorts Florida Delaware Massachusetts South Carolina North Carolina Georgia Alabama 9,155 $89.7 Locations Properties managed(1) 2002 revenues ($mm) # of properties managed Beach Hawaii Mountain Desert Property management 0.513 0.291 0.175 0.021 2002 revenues Beach Hawaii Mountain Desert Property management 0.596 0.155 0.231 0.018 (1) As of 06/30/03. Source: Company reports

Why does this make sense for Gaylord?

Anticipated benefits

GAYLORD ENTERTAINMENT™

- The acquisition is a win/win for both companies' shareholders
- Provides Gaylord sustainable competitive advantages in the vacation property management market via ResortQuest's current market position
  - first mover advantage
  - immediate scale
  - industry know-how
  - important customer relationships
- Provides Gaylord significant growth with limited capital expenditure
- Opportunity to build unique vacation property delivery system
  - market to Gaylord Hotels' convention guests (~ 2.4 million)
  - market to Grand Ole Opry's "Country Lifestyle" listeners/viewers (~ 3.0 million)
  - market to Gaylord's other businesses and affiliates (~ 3.0 million)
  - market to ResortQuest's guest database (~ 1.5 million)
- Opportunity to realize cost saving synergies
  - eliminate duplicative public company costs
  - implement more efficient corporate practices

14

Anticipated benefits (continued) Ability to leverage Gaylord's brand expertise transform ResortQuest's nascent brand into a meaningful national brand synonymous with a superior vacation home rental experience drive additional demand into network ResortQuest to benefit from Gaylord's access to development capital Increases public float of the pro forma company's outstanding shares Both Gaylord and ResortQuest shareholders gain from all of these transaction benefits through their continued ownership in the pro forma company (stock-for-stock transaction)

Gaylord's contributions to growth of ResortQuest Current Gaylord leadership has been associated with the development of industry-leading hospitality brands over the last thirty years. The skill sets, knowledge and track records will be leveraged to build ResortQuest into the industry leader in every respect Gaylord has access to millions of customers that are heavy users of resort rental properties Gaylord has the capacity to provide capital to grow, and access systems to lower cost and provide better customer experience Intellectual Capital Customers Other Resources

Gaylord customer interface

GAYLORD ENTERTAINMENT™

The significant volume of customers associated with our various businesses gives us the ability to capitalize on tremendous cross-selling activity into ResortQuest properties



Gaylord Opryland Nashville (TN)
1.2 million guests / year
Gaylord Palms (FL)
600,000+ guests / year
Upscale customer base with more disposable income
Orlando market
Bass Pro Shops
19.1% ownership interest in company
Large customer database (3 million)
Customers generally have active lifestyle
Gaylord Opryland Texas (TX)
600,000+ guests / year
Dallas market
Stimulate demand at ResortQuest
Grand Ole Opry media exposure
Most widely known platform for Country music in the world
Millions of weekly listeners
Distribution:
Country Music Television (2.0 million / week)
Westwood One FM syndication (75 stations)
Sirius Satellite Radio
Audiences in Opry House
WSM-AM
WSM-AM
Large listener base
Channel reaches 32 states and parts of Canada each night
Strategic alliances
Significant co-branded marketing programs
Major alliances include Coca-Cola, Visa, American Express, American Airlines, Southwest Airlines, AT&T, BellSouth, Cingular, Hertz, Office Depot, etc.

17

American "Country Lifestyle" Base: All contacts age 18-64 (N=3,006) "Country Lifestyle" Our research indicates that 40% of the US population (ages 18-64) is a "Country Lifestyle" consumer - approximately 70 million people No activities 1 or 2 activities 3 or 4 activities 5 or 6 activities East 0.6 0.17 0.15 0.08 Source: Future Brand, 2002 Survey.

"Country Lifestyle" consumers rent vacation properties Because of cross-overs, approximately 30 percent of "Country Lifestyle" consumers indicate they have stayed in rental accommodations more than once in the past 2 years Source: Future Brand, 2002 Survey.

Transaction summary (1) Assumes Gaylord stock price of $20.11 as of 08/04/03. Note: Data as of 06/30/03, per company filings. Pro forma debt, EBITDA and cash interest represent the sum of Gaylord and ResortQuest standalone figures. Analysis excludes transaction costs.

Next steps 8/5/03 Issue joint press release announcing transaction 8/13/03 File Hart-Scott-Rodino notifications 9/8/03 File preliminary joint proxy statement 9/15/03 Hart-Scott-Rodino waiting period expires 11/25/03 Declared effective by SEC on registration statement; mail joint proxy statement / prospectus 1/6/04 Gaylord and ResortQuest stockholder meetings 1/6/04 Transaction closes

This communication is not a solicitation of a proxy from any security holder of Gaylord Entertainment Company or ResortQuest International, Inc. Gaylord and ResortQuest intend to file a registration statement on Form S-4 with the SEC in connection with the merger. The Form S-4 will contain a prospectus, a proxy statement and other documents for the stockholders' meetings of Gaylord and ResortQuest at which time the proposed transaction will be considered. Gaylord and ResortQuest plan to mail the proxy statement and prospectus contained in the Form S-4 to their respective stockholders. The Form S-4, proxy statement and prospectus will contain important information about Gaylord, ResortQuest, the merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the merger will be available when filed free of charge at the SEC's web site, www.sec.gov. In addition, all documents filed with the SEC by Gaylord in connection with the merger will be made available to investors free of charge by writing to: Gaylord Entertainment Company, One Gaylord Drive, Nashville, Tennessee 37214, Attn: Investor Relations. All documents filed with the SEC by ResortQuest in connection with the merger will be made available to investors free of charge by writing to: ResortQuest International, Inc., Suite 203, 8955 Highway 98 West, Destin, Florida 32550, Attn: Investor Relations. Gaylord, ResortQuest, their respective directors and executive officers may be deemed participants in the solicitation of proxies from Gaylord's stockholders and ResortQuest's stockholders. Information concerning Gaylord's directors and certain executive officers and their direct and indirect interests in Gaylord is contained in its proxy statement for its 2003 annual meeting of stockholders. Information concerning ResortQuest's directors and certain executive officers and their direct and indirect interests in ResortQuest is contained in its proxy statement for its 2003 annual meeting of stockholders. Additional information regarding the interests of these participants in the merger will be available in the proxy statement regarding the merger. Investors can obtain free copies of these documents from the SEC's website, Gaylord and ResortQuest using the contact information above.

Financial reconciliation Gaylord Entertainment ResortQuest Intl.

Presentation to ResortQuest management
August 5, 2003

Gaylord Entertainment Company Acquisition of ResortQuest International, Inc. ResortQuest Management Presentation August 5, 2003

The information contained in this slide presentation is summary information that is intended to be considered in the context of SEC filings and other public announcements made by Gaylord Entertainment (the "Company"), by press release or otherwise, from time to time. The Company undertakes no duty or obligation to publicly update or revise the information contained in this slide presentation, although it may do so from time to time as management believes is warranted. Any such updating may be made through the filing of reports or documents with the SEC, through press releases or through other public disclosure. This slide presentation contains statements as to the company's beliefs and expectations of the outcome of future events that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the statements made. These include the risks and uncertainties associated with economic conditions affecting the hospitality business generally, the timing of the opening of new hotel facilities, costs associated with developing new hotel facilities, the impact of the SEC investigation and other costs associated with changes to the Company's historical financial statements, business levels at the company's hotels, the ability to complete potential divestitures successfully and the ability to consummate financing for new developments. Other factors that could cause operating and financial results to differ are described in the filings made from time to time by Gaylord Entertainment with the Securities and Exchange Commission. The Company does not undertake any obligation to release publicly any revisions to forward-looking statements made by it to reflect events or circumstances occurring after the date hereof or the occurrence of unanticipated events.

Overview of Gaylord Entertainment

Gaylord Hotels is the only brand focused exclusively on the large group meetings segment of the hospitality industry. We are differentiated in virtually every way from other hospitality companies: our product, our service and our entertainment offerings are custom-tailored for the needs of meeting planners and their attendees. We will continue to build loyalty among our target customers and will expand our network of Gaylord Hotels properties across the country The Grand Ole Opry is one of the most recognizable names in country music and has been an American entertainment treasure since 1925. Gaylord is committed to expanding the Grand Ole Opry's reach across the nation Gaylord owns a number of investments in businesses that are not "core" to the company's long-term strategy. Gaylord will seek to monetize these investments over time at appropriate valuations Company overview Company overview Company overview Non-Core Assets

Gaylord Hotels Gaylord Hotels is the only lodging brand focused solely on the large group meetings segment market estimated to be $86 billion our core customers are meeting planners who service large groups (200+ peak room nights) We provide custom-tailored solutions for our customers' unique needs We will continue to win the long-term loyalty of our customers and further strengthen our sustainable competitive advantages

Gaylord Hotels product scale Our hotels are large and nationally-recognized Guest rooms Convention & meeting space Restaurants Gaylord Opryland Nashville 2,881 600,000 sq. ft. 12 (1) Gaylord Palms Florida 1,406 400,000 sq. ft. 3 Gaylord Opryland Texas 1,511 400,000 sq. ft. 4 (1) Includes 6 fast food restaurants in the property's food court

Gaylord Hotels properties Gaylord Hotels properties Paint.Picture Gaylord Opryland Nashville Indoor atriums / entertainment Gaylord Palms State-of-the-art meeting facilities Gaylord Opryland Texas

Nashville attractions

Gaylord Hotels - brand development Superior Product Superior Service Entertaining Environment Customers: Meeting Planners & Attendees Sustainable Advantage Brand Development Superior Knowledge & Relationships Customer behavior drives our brand development

Gaylord Hotels - superior product 1st Qtr 3rd Qtr 4th Qtr 33.3 33.3 33.3 Superior Product Entertaining Environment Superior Service Significant scale highest ratio of meeting space per room among our competitors can accommodate multiple large groups simultaneously All in one place guest rooms, meeting space, entertainment makes meeting planner's job easier - reduces organizational / logistical planning improves attendee experience - enhances interaction and reduces logistical hassle State-of-the-art facilities proprietary advanced meeting planner communications system stealth check-in system kiosk / express check-out flexible meeting rooms enable efficient set-up and take-down

Gaylord Hotels - superior service 1st Qtr 3rd Qtr 4th Qtr 33.3 33.3 33.3 Superior Product Entertaining Environment Superior Service Services to assist meeting planner single point of contact to plan event "marketing toolkit" to attract attendees convention services rep. to ensure smooth event execution Gaylord University training program teaches service culture to all employees "Consider it Done" philosophy Customer satisfaction-based bonus plan available to all employees within our hotels Organization / capability to handle tremendous variability in guest flows (i.e., check-in/out and movement among venues)

Gaylord Hotels – *entertaining environment*



Superior Product
Superior Service
Entertaining Environment

- Unique entertainment options inside each property
  - expansive, theme-based atriums
  - award-winning restaurants; high-quality banquet food
  - nighttime entertainment, spas, retail outlets, etc.
- Local attractions supplement destination appeal

<u>Nashville</u>

- Grand Ole Opry
- Springhouse Golf Course
- General Jackson Showboat
- Ryman Auditorium
- Wildhorse Saloon

<u>Orlando</u>

- Universal theme parks
- Canyon Ranch SpaClub
- Falcon's Fire Golf Course

<u>Grapevine</u>

- Lake Grapevine
- Dallas Cowboy's Golf Course
- Night club entertainment

- Leads to "bounce back" business
  - convention attendees return with family or friends for a leisure stay

13

Expansion opportunities Satisfaction = Loyalty = Rotation = Growth San Diego, CA Phoenix, AZ Dallas, TX Washington, D.C Orlando, FL Nashville, TN Top convention markets* Existing site Under construction ? ? ? ? ? ? ? ? ? ? ? Los Angeles, CA Las Vegas, NV ? San Francisco, CA Chicago, IL Atlanta, GA New York, NY * Association and corporate top cities. Source: 2002 Meetings Market Report.

Gaylord Hotels summary Only brand focused solely on the meetings & convention segment Unique assets custom-tailored to meet customers unique needs Industry-leading customer service based on well-trained & incentivized workforce Superior customer knowledge to deliver continuous product & sales / marketing improvements Gaylord Palms property achieved the #1 ranked RevPAR index year-to- date among its competitive set, even though it is only 18 months old Expanding network of properties to capitalize on rotation

Grand Ole Opry An American icon with a 75+ year heritage as the cornerstone of country music Nationally and internationally renowned brand with extraordinary awareness and imagery 70 million "Country Lifestyle" consumers in the United States Opportunity to strategically position the brand and capitalize on its elasticity Non capital-intensive growth engine for Gaylord Non capital-intensive growth engine for Gaylord Non capital-intensive growth engine for Gaylord Non capital-intensive growth engine for Gaylord Non capital-intensive growth engine for Gaylord Non capital-intensive growth engine for Gaylord Non capital-intensive growth engine for Gaylord Non capital-intensive growth engine for Gaylord Non capital-intensive growth engine for Gaylord Non capital-intensive growth engine for Gaylord Non capital-intensive growth engine for Gaylord Non capital-intensive growth engine for Gaylord Non capital-intensive growth engine for Gaylord

Brand awareness West 85% Midwest 89% South 83% Northeast 78% The Grand Ole Opry is among the most widely recognized "Country Lifestyle" brands in the United States

Brand imagery Consumers describe the Grand Ole Opry with overwhelmingly positive attributes Base: Those who were at least somewhat familiar with the Grand Ole Opry; numbers reflect percentage of those who felt the attributes described the Opry "very well" or "well". Source: FutureBrand July, 2002 81 82 84 84 85 90 96 0% 20% 40% 60% 80% 100% Legendary All-American High quality Traditional Original Fun Authentic

Brand development & extension Brand development & extension Distribution is the first step: Brand extension extension extension

The building blocks have been established through alliances with distribution partners We are currently developing and / or exploring additional products to capitalize on brand affinity and awareness Opry brand extension Cable Television Terrestrial Radio (FM) Terrestrial Radio (AM) Terrestrial Radio (FM) Satellite Radio Satellite Radio Satellite Radio Satellite Radio Satellite Radio Satellite Radio recorded music touring live show television specials retail products others others

Non-core assets Bass Pro Shops Nashville Predators Various real estate 19.0% 12.8% Ownership

Vision for the future AM, cable, satellite distribution complete FM distribution limited Limited product set 3 - 5 Years Tomorrow Today Non-Core 3 property platform Invested own capital to prove business model Significant real estate ownership Extensive customer relationships Non-Core Assets Monetized Distribution network complete Broad product set and licensing relationships Extended property platform Capital partner relationships for growth Unlock capital from real estate holdings Leverage customer relationships to build value through product improvements / extensions Dominant brand in the vacation property management industry Integrated marketing plan with rest of Gaylord businesses

Why does this make sense for ResortQuest?

Anticipated benefits

GAYLORD ENTERTAINMENT™

- The acquisition is a win/win for both companies' shareholders
- Provides Gaylord sustainable competitive advantages in the vacation property management market via ResortQuest's current market position
  - first mover advantage
  - immediate scale
  - industry know-how
  - important customer relationships
- Provides Gaylord significant growth with limited capital expenditure
- Opportunity to build unique vacation property delivery system
  - market to Gaylord Hotels' convention guests (~ 2.4 million)
  - market to Grand Ole Opry's "Country Lifestyle" listeners/viewers (~ 3.0 million)
  - market to Gaylord's other businesses and affiliates (~ 3.0 million)
  - market to ResortQuest's guest database (~ 1.5 million)
- Opportunity to realize cost saving synergies
  - eliminate duplicative public company costs
  - implement more efficient corporate practices

25

Anticipated benefits (continued) Ability to leverage Gaylord's brand expertise transform ResortQuest's nascent brand into a meaningful national brand synonymous with a superior vacation home rental experience drive additional demand into network ResortQuest to benefit from Gaylord's access to development capital Increases public float of the pro forma company's outstanding shares Both Gaylord and ResortQuest shareholders gain from all of these transaction benefits through their continued ownership in the pro forma company (stock-for-stock transaction)

Gaylord's contributions to growth of ResortQuest Current Gaylord leadership has been associated with the development of industry-leading hospitality brands over the last thirty years. The skill sets, knowledge and track records will be leveraged to build ResortQuest into the industry leader in every respect Gaylord has access to millions of customers that are heavy users of resort rental properties Gaylord has the capacity to provide capital to grow, and access systems to lower cost and provide better customer experience Intellectual Capital Customers Other Resources

Gaylord customer interface

GAYLORD ENTERTAINMENT™

The significant volume of customers associated with our various businesses gives us the ability to capitalize on tremendous cross-selling activity into ResortQuest properties

Stimulate demand at ResortQuest

Gaylord Opryland Nashville (TN)

- 1.2 million guests / year

Gaylord Palms (FL)

- 600,000+ guests / year
- Upscale customer base with more disposable income
- Orlando market

Bass Pro Shops

- 19.1% ownership interest in company
- Large customer database (8 million)
- Customers generally have active lifestyle

Gaylord Opryland Texas (TX)

- 600,000+ guests / year
- Dallas market

Grand Ole Opry media exposure

- Most widely known platform for Country music in the world
- Millions of weekly listeners
- Distribution:
  - Country Music Television (2.0 million / week)
  - Westwood One FM syndication (75 stations)
  - Sirius Satellite Radio
  - Audiences in Opry House
  - WSM-AM

WSM-AM

- Large listener base
- Channel reaches 32 states and parts of Canada each night

Strategic alliances

- Significant co-branded marketing programs
- Major alliances include Coca-Cola, Visa, American Express, American Airlines, Southwest Airlines, AT&T, BellSouth, Cingular, Hertz, Office Depot, etc.

28

American "Country Lifestyle" Base: All contacts age 18-64 (N=3,006) "Country Lifestyle" Our research indicates that 40% of the US population (ages 18-64) is a "Country Lifestyle" consumer - approximately 70 million people No activities 1 or 2 activities 3 or 4 activities 5 or 6 activities East 0.6 0.17 0.15 0.08 Source: Future Brand, 2002 Survey.

"Country Lifestyle" consumers rent vacation properties Because of cross-overs, approximately 30 percent of "Country Lifestyle" consumers indicate they have stayed in rental accommodations more than once in the past 2 years Source: Future Brand, 2002 Survey.

Transaction summary (1) Assumes Gaylord stock price of $20.11 as of 08/04/03. Note: Data as of 06/30/03, per company filings. Pro forma debt, EBITDA and cash interest represent the sum of Gaylord and ResortQuest standalone figures. Analysis excludes transaction costs.

Next steps 8/5/03 Issue joint press release announcing transaction 8/13/03 File Hart-Scott-Rodino notifications 9/8/03 File preliminary joint proxy statement 9/15/03 Hart-Scott-Rodino waiting period expires 11/25/03 Declared effective by SEC on registration statement; mail joint proxy statement / prospectus 1/6/04 Gaylord and ResortQuest stockholder meetings 1/6/04 Transaction closes

This communication is not a solicitation of a proxy from any security holder of Gaylord Entertainment Company or ResortQuest International, Inc. Gaylord and ResortQuest intend to file a registration statement on Form S-4 with the SEC in connection with the merger. The Form S-4 will contain a prospectus, a proxy statement and other documents for the stockholders' meetings of Gaylord and ResortQuest at which time the proposed transaction will be considered. Gaylord and ResortQuest plan to mail the proxy statement and prospectus contained in the Form S-4 to their respective stockholders. The Form S-4, proxy statement and prospectus will contain important information about Gaylord, ResortQuest, the merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the merger will be available when filed free of charge at the SEC's web site, www.sec.gov. In addition, all documents filed with the SEC by Gaylord in connection with the merger will be made available to investors free of charge by writing to: Gaylord Entertainment Company, One Gaylord Drive, Nashville, Tennessee 37214, Attn: Investor Relations. All documents filed with the SEC by ResortQuest in connection with the merger will be made available to investors free of charge by writing to: ResortQuest International, Inc., Suite 203, 8955 Highway 98 West, Destin, Florida 32550, Attn: Investor Relations. Gaylord, ResortQuest, their respective directors and executive officers may be deemed participants in the solicitation of proxies from Gaylord's stockholders and ResortQuest's stockholders. Information concerning Gaylord's directors and certain executive officers and their direct and indirect interests in Gaylord is contained in its proxy statement for its 2003 annual meeting of stockholders. Information concerning ResortQuest's directors and certain executive officers and their direct and indirect interests in ResortQuest is contained in its proxy statement for its 2003 annual meeting of stockholders. Additional information regarding the interests of these participants in the merger will be available in the proxy statement regarding the merger. Investors can obtain free copies of these documents from the SEC's website, Gaylord and ResortQuest using the contact information above.

Financial reconciliation Gaylord Entertainment ResortQuest Intl.

Letter to ResortQuest employees
August 5, 2003

Dear (Employee),

I have some very exciting news to share with you. We announced this morning that ResortQuest will combine with Gaylord Entertainment, a publicly traded company on the NYSE (GET) with strong brands in the hospitality and leisure industry. We have made this decision for a number of reasons, but the primary reason is that we believe we can rapidly grow our company by joining forces with Gaylord. We can do this by plugging into the existing network of Gaylord brands and marketing to their millions of customers who stay or have a desire to stay in rental accommodations. As we do this, we will deliver more value to our network of homeowners and grow our revenue and market share. I have attached the press release which goes into more detail on how this transaction will provide us with more stability and greater long-term growth opportunities. You can also visit our website at www.resortquest.com to view the presentation we will be making to our investors and analysts.

Let me share with you some other reasons why this is exciting news and a great opportunity for our employees. First, similar to our belief, Gaylord’s management team is driven by the belief that its employees are its most important resource. This is evidenced by Gaylord’s commitment to training, through its Gaylord University, and focus on the service-profit chain, the concept of which begins with satisfied employees. Second, Gaylord’s management team, led by Mike Rose, Chairman, and Colin Reed, President and CEO, knows how to build great brands. They demonstrated this expertise in the past by building Embassy Suites, Hampton Inns, Homewood Suites and Harrah’s, and are doing it again with Gaylord Hotels and the Grand Ole Opry. ResortQuest is a great brand as well, and the resources and capabilities at Gaylord will help us to grow that brand. Lastly, let me say that as I have worked with Colin Reed and other members of their management team, I have developed great trust and respect for them. Rose, one of the founding board members of ResortQuest, and Reed, having served on the board of ResortQuest for two years, understand our business. They are committed to making this combination work and building a great company for the long term. We are also committed, and together we will make this happen.

Upon completion of the transaction, I will join the senior management team of Gaylord, reporting directly to Colin Reed. I will continue to oversee the daily operations of ResortQuest, which will become a subsidiary of Gaylord Entertainment. In some areas, we will look to realize the benefits of combining various functions with Gaylord, and thus we expect some attrition at the corporate levels. We also anticipate that our current benefits will remain substantially the same, but over time we will look at the benefit programs that Gaylord offers to determine what makes the most sense for ResortQuest employees.

The transaction is expected to close in early 2004. Over the next few months, we will continue to share more details about the combination and our future plans. In the meantime, please feel free to contact me if you have any questions.

We look forward to working with you to build an even better ResortQuest.

Warm regards,

Jim Olin
Chief Executive Officer
ResortQuest International

Additional Information About This Information

This communication is not a solicitation of a proxy from any security holder of Gaylord Entertainment Company or ResortQuest International, Inc. Gaylord and ResortQuest intend to file a registration statement on Form S-4 with the SEC in connection with the merger. The Form S-4 will contain a prospectus, a proxy statement and other documents for the stockholders’ meetings of Gaylord and ResortQuest at which time the proposed transaction will be considered. Gaylord and ResortQuest plan to mail the proxy statement and prospectus contained in the Form S-4 to their respective stockholders. The Form S-4, proxy statement and prospectus will contain important information about Gaylord, ResortQuest, the merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the merger will be available when filed free of charge at the SEC’s web site, www.sec.gov. In addition, all documents filed with the SEC by Gaylord in connection with the merger will be made available to investors free of charge by writing to: Gaylord Entertainment Company, One Gaylord Drive, Nashville, Tennessee 37214, Attn: Investor Relations. All documents filed with the SEC by ResortQuest in connection with the merger will be made available to investors free of charge by writing to: ResortQuest International, Inc., Suite 203, 8955 Highway 98 West, Destin, Florida 32550, Attn: Investor Relations.

Gaylord, ResortQuest, their respective directors and executive officers may be deemed participants in the solicitation of proxies from Gaylord’s stockholders and ResortQuest’s stockholders. Information concerning Gaylord’s directors and certain executive officers and their direct and indirect interests in Gaylord is contained in its proxy statement for its 2003 annual meeting of stockholders. Information concerning ResortQuest’s directors and certain executive officers and their direct and indirect interests in ResortQuest is contained in its proxy statement for its 2003 annual meeting of stockholders. Additional information regarding the interests of these participants in the merger will be available in the proxy statement regarding the merger. Investors can obtain free copies of these documents from the SEC’s website, Gaylord and ResortQuest using the contact information above.

Letter to ResortQuest homeowners
August 5, 2003

Local General Manager

Dear Home Owner,

As you might already know, ResortQuest International has been presented with an exciting opportunity to merge with Gaylord Entertainment Company, one of the country’s premier lodging and entertainment companies.

In case you are unfamiliar with Gaylord, the company owns and manages a number of industry-leading brands and is publicly-traded on the New York Stock Exchange (NYSE: GET). One of their principal brands is Gaylord Hotels, which owns and operates large-scale convention resorts around the country, including landmarks such as Gaylord Opryland Nashville, Gaylord Palms near Orlando, and Gaylord Opryland Texas near Dallas. In addition, Gaylord owns the Grand Ole Opry, one of the world’s most cherished country music brands. Colin Reed, Gaylord’s CEO, is a lodging industry leader, having served in executive roles in Harrah’s Entertainment, Promus Hotel Corporation, and Holiday Inns. Reed also served on the board of ResortQuest for two years. Mike Rose, considered one of the founders of the lodging industry, serves as Gaylord’s Chairman of the Board. Rose was one of the founding board members of ResortQuest.

And what does this transaction mean for you as a homeowner?

Gaylord’s customer base for their large hotels and entertainment facilities surpass over 8 million. These are potential new customers for ResortQuest, and we expect to market aggressively to them in order to generate more demand into your unit. Gaylord has already conducted market research to measure demand potential for cross-selling vacation rental homes to their target customers, and the preliminary results are quite favorable. Please refer to the attached graphic which outlines Gaylord’s existing customer bases.

In addition, Reed and Rose are brand building experts. This expertise will aid us in strengthening the ResortQuest brand to be even more special and unique to consumers than it is today. We expect this will lead to greater brand awareness, as well as greater occupancy for your unit.

Lastly, if you are familiar with Gaylord or have experienced one of their properties, you know they are renowned for customer service. This will have a positive affect on guest experience, but it should also impact you as the homeowner through unit care and administration. . Jim Olin our CEO and Senior management staff will continue to manage ResortQuest at the national level.

Over the next few months, we will be seeking regulatory and stockholder approval of the merger. During this time period, rest assured that all normal day-to-day operations will continue without interruption and that there will be no impact on your local ResortQuest operating company. Please visit our website www.resortquest.com to view a copy of the press release relating to our announcement. We are all very excited about this opportunity to take ResortQuest to the next level, and to provide you with even greater services and revenue potential. Should you have any questions, please feel free to call me.

Sincerely,

Local General Manager President

Additional Information About This Information

This communication is not a solicitation of a proxy from any security holder of Gaylord Entertainment Company or ResortQuest International, Inc. Gaylord and ResortQuest intend to file a registration statement on Form S-4 with the SEC in connection with the merger. The Form S-4 will contain a prospectus, a proxy statement and other documents for the stockholders’ meetings of Gaylord and ResortQuest at which time the proposed transaction will be considered. Gaylord and ResortQuest plan to mail the proxy statement and prospectus contained in the Form S-4 to their respective stockholders. The Form S-4, proxy statement and prospectus will contain important information about Gaylord, ResortQuest, the merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the merger will be available when filed free of charge at the SEC’s web site, www.sec.gov. In addition, all documents filed with the SEC by Gaylord in connection with the merger will be made available to investors free of charge by writing to: Gaylord Entertainment Company, One Gaylord Drive, Nashville, Tennessee 37214, Attn: Investor Relations. All documents filed with the SEC by ResortQuest in connection with the merger will be made available to investors free of charge by writing to: ResortQuest International, Inc., Suite 203, 8955 Highway 98 West, Destin, Florida 32550, Attn: Investor Relations.

Gaylord, ResortQuest, their respective directors and executive officers may be deemed participants in the solicitation of proxies from Gaylord’s stockholders and ResortQuest’s stockholders. Information concerning Gaylord’s directors and certain executive officers and their direct and indirect interests in Gaylord is contained in its proxy statement for its 2003 annual meeting of stockholders. Information concerning ResortQuest’s directors and certain executive officers and their direct and indirect interests in ResortQuest is contained in its proxy statement for its 2003 annual meeting of stockholders. Additional information regarding the interests of these participants in the merger will be available in the proxy statement regarding the merger. Investors can obtain free copies of these documents from the SEC’s website, Gaylord and ResortQuest using the contact information above.

Letter to ResortQuest Travel Partners
August 5, 2003

8955 Highway 98 West, Suite 203
Destin, Fl. 32550

Dear Travel Partner,

You may have already heard that ResortQuest International has been given an exciting opportunity to merge with Gaylord Entertainment Company, a leading hospitality and entertainment company based in Nashville, Tennessee.

Gaylord Entertainment owns and operates Gaylord Hotels branded properties, including such landmarks as the Gaylord Opryland Resort and Convention Center in Nashville and the Gaylord Palms Resort and Convention Center in Orlando. Gaylord’s entertainment brands include the Grand Ole Opry, WSM-AM, the Ryman Auditorium, the General Jackson Showboat, the Springhouse Golf Club, and the Wildhorse Saloon. Gaylord Entertainment stock is traded on the New York Stock Exchange under the symbol GET.

Gaylord’s CEO, Colin Reed, is a lodging industry leader, having served in executive roles in Harrah’s Entertainment, Promus Hotel Corporation, and Holiday Inns. Mike Rose, considered one of the founders of the lodging industry, serves as the Chairman of the Board for Gaylord. Both are considered brand-building experts, which will aid ResortQuest in continuing to build upon its brand.

So, what does this transaction mean for you as one of our valued travel partners? Gaylord’s resources will provide us many opportunities for growth through its customer base, commitment to technology and marketing, and its well-known reputation in the hospitality industry. Gaylord’s experienced management team is committed to helping ResortQuest solidify and build its brand, which will lead to greater consumer awareness and greater revenue potential.

Over the next few months, we will be seeking stockholder and regulatory approval of the merger, as well as stockholder votes. The transaction is expected to close in early 2004 . During this interim time period, rest assured that all normal day-to-day operations will continue without interruption.

We are all very excited about this opportunity to take ResortQuest to the next level, and to provide you with even greater services and revenue potential. Should you have any questions, please feel free to call me.

Sincerely,

Kelvin Bloom or Bob Adams

Additional Information About This Information

This communication is not a solicitation of a proxy from any security holder of Gaylord Entertainment Company or ResortQuest International, Inc. Gaylord and ResortQuest intend to file a registration statement on Form S-4 with the SEC in connection with the merger. The Form S-4 will contain a prospectus, a proxy statement and other documents for the stockholders’ meetings of Gaylord and ResortQuest at which time the proposed transaction will be considered. Gaylord and ResortQuest plan to mail the proxy statement and prospectus contained in the Form S-4 to their respective stockholders. The Form S-4, proxy statement and prospectus will contain important information about Gaylord, ResortQuest, the merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the merger will be available when filed free of charge at the SEC’s web site, www.sec.gov. In addition, all documents filed with the SEC by Gaylord in connection with the merger will be made available to investors free of charge by writing to: Gaylord Entertainment Company, One Gaylord Drive, Nashville, Tennessee 37214, Attn: Investor Relations. All documents filed with the SEC by ResortQuest in connection with the merger will be made available to investors free of charge by writing to: ResortQuest International, Inc., Suite 203, 8955 Highway 98 West, Destin, Florida 32550, Attn: Investor Relations.

Gaylord, ResortQuest, their respective directors and executive officers may be deemed participants in the solicitation of proxies from Gaylord’s stockholders and ResortQuest’s stockholders. Information concerning Gaylord’s directors and certain executive officers and their direct and indirect interests in Gaylord is contained in its proxy statement for its 2003 annual meeting of stockholders. Information concerning ResortQuest’s directors and certain executive officers and their direct and indirect interests in ResortQuest is contained in its proxy statement for its 2003 annual meeting of stockholders. Additional information regarding the interests of these participants in the merger will be available in the proxy statement regarding the merger. Investors can obtain free copies of these documents from the SEC’s website, Gaylord and ResortQuest using the contact information above.